

2025 PROXY STATEMENT | 2024 ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; new service and product offerings; revenue growth; future expenses; anticipated changes to regulations; the recognition of deferred revenue; the recoverability of our goodwill and other long-lived assets; competition; the performance, results of operations and cash flows of our equity affiliate, Charter Communications, Inc. (**Charter**); the expansion of Charter's network; projected sources and uses of cash; renewal of licenses; the effects of legal and regulatory developments; the Transactions (as defined elsewhere in this Annual Report); the GCI Divestiture (as defined elsewhere in this Annual Report); the Universal Service Fund (**USF**) programs, including the Rural Health Care (**RHC**), Schools and Libraries (**E-Rate**) and High Cost Programs; indebtedness and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties. There can be no assurance that such expectations or beliefs will result or be achieved or accomplished and you should not place undue reliance on these forward-looking statements. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our, GCI Holdings, LLC (**GCI Holdings** or **GCI**), GCI, LLC and Charter's ability to obtain cash in sufficient amounts to service financial obligations and meet other commitments;
- our ability to use net operating loss carryforwards and disallowed business interest carryforwards;
- our, GCI Holdings, GCI, LLC and Charter's ability to obtain additional financing, or refinance existing indebtedness, on acceptable terms;
- the impact of our, GCI, LLC and Charter's significant indebtedness and the ability to comply with any covenants in our and their respective debt instruments;
- general business conditions, unemployment levels, the level of activity in the housing sector, economic uncertainty or downturn and inflationary pressures on input costs and labor;
- competition faced by GCI Holdings and Charter;
- the ability of GCI Holdings and Charter to acquire and retain subscribers;
- the impact of governmental legislation and regulation including, without limitation, regulations and programs of the Federal Communications Commission (the **FCC**), on GCI Holdings and Charter, their ability to comply with regulations, and adverse outcomes from regulatory proceedings;
- a disruption in the payment of universal service support or federal grants on which GCI Holdings relies, through Executive Branch action or otherwise;
- the impact of a successful legal challenge to the constitutionality of the USF and GCI's ability to continue to utilize USF high cost support;
- changes in the amount of data used on the networks of GCI Holdings and Charter;
- the ability of third-party providers to supply equipment, services, software or licenses;
- the ability of GCI Holdings and Charter to respond to new technology and meet customer demands for new products and services;
- changes in customer demand for the products and services of GCI Holdings and Charter and their ability to adapt to changes in demand;
- the ability of GCI Holdings and Charter to license or enforce intellectual property rights;
- the risk of GCI being subject to uninsured liabilities;
- natural or man-made disasters, terrorist attacks, armed conflicts, pandemics, cyberattacks, network disruptions, service interruptions and system failures and the impact of related uninsured liabilities;

- the ability to procure necessary services and equipment from GCI Holdings' and Charter's vendors in a timely manner and at reasonable costs including in connection with Charter's network evolution and rural construction initiatives;

- the ability to hire and retain key personnel;

- risks related to the Investment Company Act of 1940, as amended (the **Investment Company Act**);

- the outcome of any pending or threatened litigation;

- changes to general economic conditions, including economic conditions in Alaska, and their impact on potential customers, vendors and third parties;

- the ability to satisfy the conditions to consummate the Transactions and/or to consummate the Transactions in a timely manner or at all;

- the ability to recognize anticipated benefits from the Transactions;

- the possibility that our business may suffer as a result of uncertainty surrounding the Transactions;

- the possibility that the Transaction may have unexpected costs;

- the ability to complete the GCI Divestiture; and

- other risks related to the Transactions.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Charter, a public company that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended (the **Exchange Act**). Information in this Annual Report concerning Charter has been derived from the reports and other information filed by it with the SEC. If you would like further information about Charter, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Broadband Series A and Series C common stock from December 31, 2019 through December 31, 2024 to the S&P 500 Index, the S&P 500 Communication Services Index and a Peer Group[1] defined by Charter Communications. Liberty Broadband believes this Peer Group is a relevant index for comparative purposes as Liberty Broadband's interest in Charter Communications is its largest asset.



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Liberty Broadband Series A	$100.00	$126.51	$129.17	$ 60.89	$ 64.74	$ 59.70
Liberty Broadband Series C	$100.00	$125.94	$128.11	$ 60.65	$ 64.09	$ 59.45
S&P 500 Index	$100.00	$116.26	$147.52	$118.84	$147.64	$182.05
S&P 500 Communication Services Index	$100.00	$122.18	$147.26	$ 87.74	$135.43	$188.10
Peer Group[1]	$100.00	$111.81	$110.00	$ 77.29	$ 84.73	$106.52

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(1) Peer Group comprises AT&T, Inc., Cisco Systems, Inc., Comcast Corporation, Warner Bros Discovery, Inc., Fox Corporation, Liberty Global Plc, Lumen Technologies, Inc., Netflix, Inc., The Walt Disney Company, T-Mobile US, Inc., Verizon Communications, Inc. and Paramount Global.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2025 unless otherwise noted)
www.libertybroadband.com/about/asset-list

The following tables set forth some of Liberty Broadband Corporation's assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Broadband Corporation and, to the extent known by Liberty Broadband Corporation, other holders. Ownership percentages in the tables are approximate. In some cases, Liberty Broadband Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY BROADBAND CORPORATION			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT[1] (in millions)**	**ATTRIBUTED OWNERSHIP**
Charter Communications, Inc. (NASDAQ: CHTR)	The second largest cable operator in the United States and a leading broadband communications services company providing video, Internet and voice services to residential and small and medium business customers.	45.0	25.8%[2]
Comscore, Inc.	Global information and analytics company that measures advertising, content, and the consumer audiences across media platforms.	1.6	16.5%[3]
GCI	GCI is the largest Alaska-based communications provider based on revenues, providing a full range of wireless, data, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Charter ownership denotes fully diluted ownership (as defined in Liberty Broadband and Charter's Stockholder Agreement, as amended). In each month until the completion of the proposed combination of Charter and Liberty Broadband, Charter will repurchase shares of its Class A common stock from Liberty Broadband pursuant to the terms of the Stockholder Agreement, as amended.

3) Ownership on an as-converted basis based on outstanding shares as of February 28, 2025, pro forma for July 2024 Series B convertible preferred stock issuance.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "LBRDB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the quarterly range of high and low sales prices of our Series B common stock for the years ended December 31, 2024 and 2023. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

	Liberty Broadband Corporation Series B common stock (LBRDB)	
	High	Low
2023		
First quarter	$ 93.00	80.00
Second quarter	$ 85.00	70.00
Third quarter	$ 95.00	79.19
Fourth quarter	$ 86.75	78.50
2024		
First quarter	$ 79.00	56.50
Second quarter	$ 55.03	50.50
Third quarter	$ 78.00	59.50
Fourth quarter	$ 99.00	75.26

Holders

As of January 31, 2025, there were 579, 70 and 2,036 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

As of December 31, 2024, the Company had $1.7 billion available to be used for share repurchases under the Company's share repurchase program, which is currently restricted by the Merger Agreement.

There were no repurchases of Liberty Broadband Series A, Series B or Series C common stock or Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") during the three months ended December 31, 2024.

During the three months ended December 31, 2024, zero shares of Liberty Broadband Series A common stock, zero shares of Liberty Broadband Series B common stock, 76 shares of Liberty Broadband Series C common stock and zero shares of Liberty Broadband preferred stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

Liberty Broadband Corporation ("Liberty Broadband," "the Company," "us," "we," or "our") is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI"), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off").

On December 18, 2020, GCI Liberty, Inc. ("GCI Liberty"), the parent company of GCI Holdings, was acquired by Liberty Broadband.

Through a number of prior years' transactions, Liberty Broadband has acquired an interest in Charter. Liberty Broadband controls 25.01% of the aggregate voting power of Charter.

Recent Events

On November 11, 2024, Gregory B. Maffei, the Company's President and Chief Executive Officer, and a member of the Board of Directors of Liberty Broadband, notified Liberty Broadband that he would be stepping down from these roles at the end of 2024. Liberty Broadband's Chairman, John C. Malone, has assumed the additional role of interim Chief Executive Officer of Liberty Broadband effective January 1, 2025.

On November 12, 2024, the Company entered into a definitive agreement (the "Merger Agreement") under which Charter has agreed to acquire Liberty Broadband (the "Combination", together with the other transactions contemplated by the Merger Agreement, the "Transactions"). Under the terms of the Merger Agreement, each holder of Liberty Broadband Series A common stock, Series B common stock, and Series C common stock (collectively, "Liberty Broadband common stock") will receive 0.236 of a share of Charter Class A common stock per share of Liberty Broadband common stock held, with cash to be issued in lieu of fractional shares. Each holder of Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") will receive one share of newly issued Charter Series A cumulative redeemable preferred stock ("Charter preferred stock") per share of Liberty Broadband preferred stock held. The Charter preferred stock will substantially mirror the current terms of the Liberty Broadband preferred stock, including a mandatory redemption date of March 8, 2039.

As a condition to closing the Combination, Liberty Broadband has agreed to divest the business of GCI (the "GCI business") by way of a distribution to the holders of Liberty Broadband common stock prior to the closing of the Combination (the "GCI Divestiture"). The GCI Divestiture is expected to be taxable to Liberty Broadband and its stockholders, with Charter bearing the corporate level tax liability upon completion of the Combination. However, to the extent such corporate level tax liability exceeds $420 million, Charter will be entitled under a tax receivables agreement to the portion of the tax benefits realized by GCI corresponding to such excess. The companies currently expect the Combination to close on June 30, 2027 unless otherwise agreed, subject to the completion of the GCI Divestiture and other customary closing conditions.

As a result of the Transactions, as of November 12, 2024, Charter expects to retire the approximately 45.6 million shares of Charter Class A common stock owned by Liberty Broadband as of that date and to issue approximately 34.0 million shares of Charter Class A common stock to holders of Liberty Broadband common stock at the closing, resulting in a net decrease of approximately 11.5 million shares of Charter Class A common stock outstanding. As of November 12, 2024, Liberty Broadband had existing debt of $2.6 billion (excluding debt at GCI) that will be repaid prior to closing or assumed by Charter, and $180 million in aggregate liquidation preference of Liberty Broadband preferred stock that will be converted into an equal amount of Charter preferred stock in the Combination.

In addition, in connection with the entry into the Merger Agreement, Charter, Liberty Broadband and Advance/Newhouse Partnership ("A/N") entered into an amendment (the "Stockholders and Letter Agreement Amendment") to (i) that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended, the "Stockholders Agreement"), by and among Charter, Liberty Broadband, and A/N, and (ii) that certain Letter Agreement, dated as of February 23, 2021 (the "Letter Agreement"), by and between Charter and Liberty Broadband. Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter will repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permitted under applicable law, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment. Liberty Broadband will remain subject to the existing voting cap of 25.01%. Proceeds from share repurchases applied to debt service are expected to be tax free.

At the virtual special meeting held on February 26, 2025, the requisite holders of Liberty Broadband's Series A common stock, Series B common stock and Series A cumulative redeemable preferred stock, approved the adoption of the Merger Agreement, pursuant to which, among other things, Liberty Broadband will combine with Charter and divest of the GCI business.

Strategies and Challenges

Executive Summary

GCI Holdings, a wholly owned subsidiary of the Company, provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand.

Charter is a leading broadband connectivity company and cable operator with services available to an estimated 57 million homes and businesses in 41 states through its Spectrum brand. Over an advanced communications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise provides highly customized, fiber-based solutions. Spectrum Reach delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks. At December 31, 2024, Liberty Broadband owned approximately 45.3 million shares of Charter Class A common stock, representing an approximate 31.9% economic ownership interest in Charter's issued and outstanding shares.

Key Drivers of Revenue

GCI Holdings earns revenue from the monthly fees customers pay for data, wireless, video, voice, and managed services, and from universal service subsidies from the Federal Communications Commission ("FCC"), and other federal and state agencies. Through close coordination of its customer service and sales and marketing efforts, its customer service representatives suggest to its customers other services they can purchase or enhanced versions of services they already purchase to achieve increased revenue and penetration of its multiple service offerings.

Charter's revenue is principally derived from the monthly fees customers pay for services it provides. Charter also earns revenue from one-time installation fees and advertising sales. Charter's marketing organization creates and executes marketing programs intended to grow customer relationships, increase the number of services they sell per relationship, retain existing customers and cross-sell additional products to current customers.

Current Trends Affecting Our Business

GCI Holdings and Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These companies must be able to incorporate new technologies into their products and services in order to address the needs of their customers.

GCI Holdings

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska. In recent years, varying factors have contributed to significant volatility and disruption of financial markets and global supply chains. Additionally, the U.S. Federal Reserve increased interest rates starting in March 2022 and throughout 2023, though they had started decreasing rates in 2024. Mounting inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. Unfavorable economic conditions, such as a recession or economic slowdown in the U.S., or inflation in the markets in which GCI operates, could negatively affect the affordability of and demand for GCI's products and services and its cost of doing business. Increased costs to equipment, for example due to increased tariffs, could also impact GCI's results.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. A decline in oil prices would put significant pressure on the Alaska state government budget. The Alaska state government has financial reserves that GCI Holdings believes may be able to help fund the state government for the next couple of years. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI Holdings to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of and demand for some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI Holdings' customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI Holdings and could lead to an increase in accounts receivable and bad debt expense. If Alaska experiences a recession or economic slowdown, it could negatively affect GCI Holdings' business including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations and enhance shareholder returns.

In addition, during 2023 and continuing in 2024, GCI Holdings began to experience the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI Holdings' business. GCI Holdings continues to monitor these impacts closely and, if costs continue to rise, GCI Holdings may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

Federal Universal Service Programs

Legal Challenges to the Constitutionality of the FCC Universal Service Support Programs. There have been a number of legal challenges to the constitutionality of the Universal Service Fund ("USF"). The U.S. Courts of Appeals for the Sixth and Eleventh Circuits rejected such challenges in 2023, as did a panel of three judges in the Fifth Circuit. However, on July 24, 2024, the U.S. Court of Appeals for the Fifth Circuit sitting *en banc* ruled that the USF program is unconstitutional as currently administered, and remanded the case to the FCC. In its decision, the *en banc* Fifth Circuit concluded that there was an impermissible public delegation of legislative authority to the FCC and an impermissible private delegation of authority from the FCC to the Universal Service Administrative Company, the private company responsible for USF administration. The Supreme Court granted petitions for certiorari from the Fifth Circuit's decision, and the case is likely to be decided by summer 2025. In addition, it is likely that additional cases and appeals will continue to be filed in relation to the matter. There is significant uncertainty regarding the outcome of the Supreme Court review, as well as whether any action taken by the FCC or Congress to resolve the issue would be sufficient and what impact such actions might have on the USF program. A Supreme Court ruling upholding the Fifth Circuit's decision or, more broadly, that the legislation establishing the USF program or its funding method is unconstitutional could disrupt or eliminate GCI Holdings' USF support unless and until any identified legal defects with the program structure or administration are remedied. Such a ruling would likely result in a material decrease in revenue and accounts receivable, which could likely have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity.

Pause in Federal Financial Assistance. On January 27, 2025, the Office of Management and Budget ("OMB") issued a memorandum directing a pause in federal financial assistance pending review for consistency with presidential executive actions. On January 28, 2025, OMB clarified that this only applied to programs affected by certain specified executive actions, which do not appear to include FCC universal service support programs. OMB subsequently withdrew the memorandum, which has also been subject to temporary restraining orders by two federal district courts. However, if this or another pause were to extend to federal universal service support programs, or to other infrastructure grants that GCI receives, and such a pause were to become extended, it could have a material adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt or eliminate the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2024, the Company had net accounts receivable from the RHC Program in the amount of approximately $69 million, which is included within Trade and other receivables in the consolidated balance sheets.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2025, which ends in June 2026, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

RHC Program Funding Cap. The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities.

In 2024, the FCC adopted the Alaska Connect Fund Order, which is the successor to the 2016 Alaska High Cost Order. The Alaska Connect Fund Order for wireline providers maintains their existing funding and performance requirements through 2028. Support levels and obligations starting in 2029 have not yet been set by the FCC and could impact GCI Holdings' ability to continue providing local telephone service in the areas where it relies on high-cost support.

Universal Service Support for Mobile. Under FCC regulations and RCA orders, GCI Holdings is an authorized Eligible Telecommunications Carrier ("ETC") for purposes of providing wireless telephone service in many rural areas throughout Alaska. Without ETC status, GCI Holdings would not qualify for USF support in these areas or other rural areas where it proposes to offer facilities-based wireless telephone services, and its net cost of providing wireless telephone services in these areas would be materially adversely affected.

Per the Alaska High Cost Order, as of January 1, 2017, Remote (as defined by the Alaska High Cost Order) high cost support payments to Alaska High Cost participants are frozen on a per-company basis at adjusted December 2014 levels for a ten-year term in exchange for meeting individualized performance obligations to offer voice and broadband services meeting the service obligations at specified minimum speeds by five-year and ten-year service milestones to a specified number of locations.

Support amounts increase 30% starting January 2025. Remote high cost support is no longer dependent upon line counts and line count filings are no longer required. Under the terms of the Alaska High Cost Order, the FCC was to initiate a process in 2021 to eliminate duplicate support in areas that were served by more than one subsidized mobile wireless carrier as of December 31, 2020. As part of the Alaska High Cost Order, the FCC issued a Notice of Proposed Rulemaking seeking comment on how to implement that process. The FCC has not to date issued any further orders with respect to that process. The process to eliminate duplicate support in areas has been delayed, and may affect the amount of support GCI Holdings receives to provide wireless services starting in 2030.

In November 2024, the FCC adopted the Alaska Connect Fund Order to succeed the Alaska High Cost Order. The Order may result in GCI Holdings receiving less support for its wireless operations in rural Alaska, and could have a material effect on its ability to continue providing service. The FCC has delayed some decisions, such as how to assure that only one provider receives support for a single area and how to calculate any amounts that would be removed as associated with intangible areas, or subject to potential competitive selection in areas with more than one supported mobile provider. The outcome of the FCC decisions and related proceedings could materially impact GCI Holdings' ability to continue providing or upgrading wireless services in rural Alaska.

Charter

Charter faces intense competition for residential customers, both from existing competitors and, as a result of the rapid development of new technologies, services and products, from new entrants. With respect to its residential business, Charter competes with other providers of video, Internet access, telephone and mobile services, and other sources of home entertainment. Charter's principal competitors for video services are virtual multichannel video programming distributors such as YouTube TV, Hulu Live, Sling TV, Philo and DirecTV Stream, as well as direct broadcast satellite service providers. Charter's principal competitors for Internet services are the broadband services provided by companies, including fiber-to-the-home, fixed wireless broadband, Internet delivered via satellite and digital subscriber line services. A growing number of commercial areas, such as retail malls, restaurants and airports, offer WiFi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized WiFi Internet access networks. In addition, providers are constructing open access networks that can deliver services from multiple underlying Internet service providers. These options offer alternatives to cable-based Internet access. Charter's principal competitors for voice and mobile services are other mobile and wireline phone providers, as well as other forms of communication, such as text messaging on cellular phones, instant messaging, social networking services, video conferencing and email. The increase in the number of different technologies capable of carrying voice services and the number of alternative communication options available to customers as well as the replacement of wireline services by wireless have intensified the competitive environment in which Charter operates its residential voice service.

During the year ended December 31, 2024, Charter lost 508,000 Internet customers while adding 2,117,000 mobile lines. Charter's Internet customer growth was challenged by the end of the FCC's Affordable Connectivity Program ("ACP"), lower customer move rates and the competitive environment. While Charter's retention programs for the customers impacted by the end of ACP subsidies have been successful in retaining the vast majority of ACP customers, the end of the ACP subsidy program has been disruptive to Charter's business and resulted in customer losses during the year. In September, Spectrum launched a new brand platform, Life Unlimited, which emphasizes the power of Spectrum's advanced network and cutting-edge connectivity products and services along with a new and simplified pricing and packaging strategy that better utilizes its seamless connectivity and entertainment products to offer lower promotional and persistent bundled pricing to drive growth. Additionally, Spectrum announced new customer commitments focused on reliable connectivity, transparency, exceptional service and a focus on always improving.

Charter's mobile line growth continued to benefit from Charter's pricing and packaging strategy, including the Anytime Upgrade offering and Phone Balance Buyout program. The Internet and mobile product bundles, including Spectrum One, provide a differentiated connectivity experience by bringing together Spectrum Internet, Advanced WiFi and Unlimited Spectrum Mobile to offer consumers fast, reliable and secure online connections on their favorite devices at home and on the go in high-value packages. Anytime Upgrade allows certain customers to upgrade their devices whenever they want, eliminating traditional wait times, upgrade fees and condition requirements. The Phone Balance Buyout program makes switching mobile providers easier by helping customers pay off balances on ported lines.

Charter spent $2.2 billion on its subsidized rural construction initiative during the year ended December 31, 2024 and activated approximately 393,000 subsidized rural passings. Charter currently offers Spectrum Internet products with speeds up to 1 Gbps across its entire footprint. Charter's network evolution initiative is progressing. Charter is upgrading its network to deliver symmetrical and multi-gigabit speeds across its footprint and is now offering symmetrical speeds in all of its step 1 high split markets. In 2024, Charter began offering certain seamless entertainment applications including, among others, Max, Disney+, ESPN+, Paramount+, ViX Premium and Tennis Channel Plus to customers in certain packages and reached agreements with several other programmers that will add Discovery+, Peacock, AMC+ and BET+ in certain packages in 2025. Charter now has completed deals with every major programmer to deliver better flexibility and greater value to customers by including seamless entertainment applications with its Spectrum TV services at no additional cost. Charter also continues to evolve its video product and is deploying Xumo Stream Boxes ("Xumo") to new video customers. Xumo combines a live TV experience with access to hundreds of content applications, and features unified search and discovery, along with a curated content offering based on a customer's interests and subscriptions. In September 2024, Charter launched its Life Unlimited brand platform which includes a new customer commitment that provides performance and service benchmarks and a new and simplified pricing structure designed to drive more value into Charter's relationships.

By continually improving its product set and offering consumers the opportunity to save money by switching to Charter's services, Charter believes it can continue to penetrate its expanding footprint and sell additional products to existing customers. Charter sees operational benefits from the targeted investments made in employee wages and benefits to build employee skill sets and tenure, as well as the continued investments in digitization of its customer service platforms, all with the goal of improving the customer experience, reducing transactions and driving customer growth and retention.

Results of Operations—Consolidated

General. We provide information regarding our consolidated operating results and other income and expenses, as well as information regarding the contribution to those items from our reportable segments in the tables below. The "Corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. See note 14 to the accompanying consolidated financial statements for more discussion regarding our reportable segments. For a more detailed discussion and analysis of GCI Holdings' results, see "Results of Operations – GCI Holdings, LLC" below.

A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2023.

Operating Results

		Years ended December 31,	
		2024	**2023**
		amounts in millions	
Revenue			
GCI Holdings	$	1,016	981
Corporate and other		—	—
Consolidated.	$	1,016	981
Operating Income (Loss)			
GCI Holdings	$	144	117
Corporate and other		(52)	(44)
Consolidated.	$	92	73
Adjusted OIBDA			
GCI Holdings	$	362	361
Corporate and other		(35)	(24)
Consolidated.	$	327	337

Revenue

Revenue increased $35 million for the year ended December 31, 2024, as compared to the same period in 2023. The change in revenue was due to fluctuations in revenue from GCI Holdings. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Operating Income (Loss)

Consolidated operating income increased $19 million for the year ended December 31, 2024, as compared to the same period in 2023. Operating income increased $27 million at GCI Holdings for the year ended December 31, 2024, as compared to the same period in 2023. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Operating loss for Corporate and other increased $8 million for the year ended December 31, 2024, as compared to the same period in 2023, due to increased professional service fees related to the Transactions.

Adjusted OIBDA

To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S.

generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Operating income (loss)	$ 92	73
Depreciation and amortization	207	230
Stock-based compensation	28	34
Adjusted OIBDA	$ 327	337

Adjusted OIBDA decreased $10 million in the year ended December 31, 2024, as compared to the same period in 2023, primarily due to decreased Corporate and other Adjusted OIBDA, which declined consistent with the decline in operating income (loss) as discussed above.

GCI Holdings' Adjusted OIBDA improved $1 million in the year ended December 31, 2024, as compared to the same period in 2023. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Other Income and Expense:

Components of Other income (expense) are presented in the table below.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Other income (expense):		
Interest expense	$ (194)	(206)
Share of earnings (losses) of affiliate	1,323	1,155
Gain (loss) on dilution of investment in affiliate	(32)	(60)
Realized and unrealized gains (losses) on financial instruments, net	(125)	(101)
Other, net	18	27
	$ 990	815

Interest expense

Interest expense decreased $12 million during the year ended December 31, 2024, as compared to the same period in 2023. The decrease was driven by lower amounts outstanding on the Margin Loan Facility (as defined in note 7 to the accompanying consolidated financial statements) and lower interest rates on our variable rate debt, slightly offset by higher principal balances on the outstanding exchangeable debentures (as further discussed in note 7 to the accompanying consolidated financial statements) and higher amounts outstanding on the Senior Credit Facility (as defined in note 7 to the accompanying consolidated financial statements).

Share of earnings (losses) of affiliates

Share of earnings from affiliates increased $168 million during the year ended December 31, 2024, as compared to the same period in 2023. Share of earnings (losses) from affiliates is attributable to the Company's ownership interest in Charter. Upon the Company's initial investment in Charter, the Company allocated the excess basis, between the book basis of Charter and fair value of the shares acquired and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. As of December 31, 2024, property and equipment and customer relationships have weighted average remaining useful lives of approximately 3 years and 7 years, respectively. Outstanding debt is amortized over the contractual period using the straight-line method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying consolidated statements of operations and aggregated $303 million and $277 million, net of related taxes, for the years ended December 31, 2024 and 2023, respectively.

The following is a discussion of Charter's standalone results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. Charter is a separate publicly traded company and additional information about Charter can be obtained through its website and public filings, which are not incorporated by reference. The amounts included in the table below, derived from Charter's public filings, represent Charter's results for each of the years ended December 31, 2024 and 2023.

| | Years ended December 31, | |
| | 2024 | 2023 |
	amounts in millions	
Revenue	$ 55,085	54,607
Operating expenses, excluding stock-based compensation	(32,643)	(32,660)
Adjusted OIBDA	22,442	21,947
Depreciation and amortization	(8,673)	(8,696)
Stock-based compensation	(651)	(692)
Operating income (loss)	13,118	12,559
Other income (expense), net	(5,616)	(5,705)
Net income (loss) before income taxes	7,502	6,854
Income tax benefit (expense)	(1,649)	(1,593)
Net income (loss)	$ 5,853	5,261

Charter's revenue increased $478 million during the year ended December 31, 2024, as compared to the same period in 2023, primarily due to growth in mobile lines, average revenue per customer and advertising sales, partly offset by lower customers.

During the year ended December 31, 2024, operating expenses, excluding stock-based compensation, decreased $17 million, as compared to the same period in 2023. Operating costs during the year ended December 31, 2024, as compared to the same period in 2023, were impacted by lower programming costs as a result of fewer video customers and a higher mix of lower cost video packages within Charter's video customer base as well as costs required by accounting principles to be allocated to seamless entertainment applications and netted within video revenue, partly offset by contractual rate adjustments, including renewals and increases in amounts paid for retransmission consent as well as a $61 million benefit related to the temporary loss of Disney programming during 2023. Lower programming costs were offset by higher mobile service direct costs and mobile device sales due to an increase in mobile lines.

Charter's Adjusted OIBDA increased $495 million during the year ended December 31, 2024, as compared to the same period in 2023, for the reasons described above.

Depreciation and amortization expense decreased $23 million during the year ended December 31, 2024, as compared to the same period in 2023, primarily due to certain assets acquired in acquisitions becoming fully depreciated, offset by an increase in depreciation as a result of more recent capital expenditures.

Other expense, net decreased $89 million during the year ended December 31, 2024, as compared to the same period in 2023. The decrease in other expenses, net was primarily due to decreased net periodic pension cost, partly offset by increased losses on financial instruments and increased interest expense. The increased interest expense was primarily due to an increase in weighted average interest rates, partly offset by a decrease in weighted average debt.

Charter recognized income tax expense of $1.6 billion for both the years ended December 31, 2024 and 2023.

Gain (loss) on dilution of investment in equity affiliate

The loss on dilution of investment in affiliate decreased by $28 million during the year ended December 31, 2024, as compared to the same period in 2023. The loss on dilution of investment in affiliate decreased primarily due to increased gains on dilution related to Charter's repurchase of Liberty Broadband's Charter shares and a decrease in issuance of Charter common stock from the exercise of stock options held by employees and other third parties.

Realized and unrealized gains (losses) on financial instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Exchangeable senior debentures	$ (108)	(106)
Other	(17)	5
	$ (125)	(101)

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related (see notes 4 and 7 to the accompanying consolidated financial statements for additional discussion). The changes in realized and unrealized gains (losses) for the year ended December 31, 2024, as compared to the same period in 2023, were primarily due to the change in fair value of the debentures outstanding for the respective periods related to changes in market price of the underlying Charter stock, in addition to an impairment on an equity security.

Other, net

Other, net income decreased $9 million for the year ended December 31, 2024, as compared to the same period in 2023. The change was primarily due to a tax sharing receivable with QVC Group, Inc., formerly Qurate Retail, Inc. ("QVC Group"). The tax sharing receivable with QVC Group resulted in tax sharing income of $3 million and $11 million for the years ended December 31, 2024 and 2023, respectively. See more discussion about the tax sharing agreement with QVC Group in note 1 to the accompanying consolidated financial statements.

Income taxes

Earnings (loss) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Earnings (loss) before income taxes	$ 1,082	888
Income tax (expense) benefit	(213)	(200)
Effective income tax rate	20%	23%

Our effective tax rate for the year ended December 31, 2024 was 20%. Our effective tax rate was lower than the federal tax rate of 21% in 2024 primarily due to the effect of federal tax credits and certain non-taxable proceeds received in connection with the Merger Agreement, partially offset by state income taxes and certain non-deductible expenses.

Our effective tax rate for the year ended December 31, 2023 was 23%. Our effective tax rate was higher than the federal tax rate of 21% in 2023 primarily due to the effect of state income taxes and certain non-deductible expenses.

Net earnings (loss)

We had net earnings of $869 million and $688 million for the years ended December 31, 2024 and 2023, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2024, substantially all of our cash, cash equivalents, restricted cash and restricted cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

We discuss below both potential sources and use of liquidity, however, while the Transactions are pending, we are currently subject to certain contractual restrictions and therefore may not be able to take some or all of the actions described below.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries to be used by the subsidiary (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), monetization of investments (including Charter Repurchases (as defined in note 5 to the accompanying consolidated financial statements and discussed below)), outstanding or anticipated debt facilities (as discussed in note 7 to the accompany consolidated financial statements), loans from Charter pursuant to the Merger Agreement and Stockholders and Letter Agreement Amendment, and dividend and interest receipts.

As of December 31, 2024, Liberty Broadband had a cash and cash equivalents balance of $163 million.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Cash flow information		
Net cash provided by (used in) operating activities.	$ 104	16
Net cash provided by (used in) investing activities.	$ 130	150
Net cash provided by (used in) financing activities.	$ (181)	(390)

The increase in cash provided by operating activities in 2024, as compared to the same period in 2023, was primarily driven by timing differences in working capital accounts (including litigation payments in 2023) and increased operating income.

During the years ended December 31, 2024 and 2023, net cash flows provided by investing activities were primarily related to the sale of Charter Class A common stock for $335 million and $394 million, respectively. In February 2021, Liberty Broadband entered into the Letter Agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap (see more information in note 5 to the accompanying consolidated financial statements). Further, simultaneously with the Merger Agreement in November 2024, the Company entered into the Stockholders and Letter Agreement Amendment that provides that Charter will repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million, and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permitted under applicable law, then Charter shall instead loan to Liberty Broadband in an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment. From and after the date the 3.125% Debentures due 2053 and 3.125% Debentures due 2054 (each as defined in note 7 to the accompanying consolidated financial statements) are no longer outstanding, the amount of monthly repurchases will be the lesser of (i) $100 million and (ii) an amount equal to the sum of (x) an amount such that immediately after giving effect thereto, Liberty Broadband would satisfy certain minimum liquidity requirements as set forth in the Stockholders and Letter Agreement Amendment and (y) the aggregate principal amount outstanding under the Margin Loan Facility. Pursuant to this agreement, the Company expects the Charter Repurchases to be a significant source of liquidity in future periods.

During the years ended December 31, 2024 and 2023, net cash flows used in investing activities were primarily related to capital expenditures, net of grant proceeds of $193 million and $216 million, respectively, and purchases of equity securities during 2023.

During the year ended December 31, 2024, net cash flows used in financing activities were primarily for the repurchase of approximately $300 million in aggregate principal amount of the 3.125% Debentures due 2053 (as defined and described more fully in note 7 to the accompanying consolidated financial statements) and net repayments of approximately $670 million on the Margin Loan Agreement (as defined in note 7 to the accompanying consolidated financial statements), partly offset by the issuance of $860 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2054 and net borrowings of approximately $55 million on the Senior Credit Facility. Additionally, net cash flows used in financing activities included repurchases of Liberty Broadband Series A and Series C common stock of $89 million.

During the year ended December 31, 2023, net cash flows used in financing activities were primarily for the repurchase of approximately $1,415 million in principal amount of outstanding exchangeable senior debentures, partially offset by the issuance of $1,265 million aggregate original principal amount of the 3.125% Debentures due 2053, as well as net borrowings of debt of approximately $60 million of outstanding Revolving Loans (as defined in note 7 to the accompanying consolidated financial statements) under the Margin Loan Facility. Additionally, net cash flows used in financing activities included repurchases of Liberty Broadband Series A and Series C common stock of $227 million and indemnification payments of $45 million made by Liberty Broadband to QVC Group in connection with the LI LLC 1.75% Exchangeable Debentures (as defined in note 4 to the accompanying consolidated financial statements), which was settled during the year ended December 31, 2023.

The projected uses of our cash and restricted cash are debt repayment, net capital expenditures of approximately $250 million, approximately $170 million for interest payments on outstanding debt, approximately $15 million for Liberty Broadband preferred stock dividends, transaction-related expenses, to reimburse Liberty for amounts due under various agreements and to fund potential investment opportunities at GCI. We expect corporate cash and other available sources of liquidity as discussed above to cover corporate expenses for the foreseeable future.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for those matters disclosed in notes 9 and 13 to the accompanying consolidated financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
		amounts in millions			
Material Cash Requirements					
Debt (1)	$ 3,666	3	1,236	602	1,825
Preferred stock liquidation value	180	—	—	—	180
Interest expense and preferred stock dividends (2)	2,138	183	318	162	1,475
Finance and operating lease obligations	123	51	47	12	13
Tower obligations, including interest	114	7	15	16	76
Purchase obligations	224	130	60	21	13
Total	$ 6,445	374	1,676	813	3,582

(1) Amounts are reflected in the table at the outstanding principal amount at December 31, 2024, assuming the debt instrument will remain outstanding until the stated maturity date and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2024, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2024 rates and (iii) assume that our existing debt is repaid at contractual maturity.

Critical Accounting Estimates and Policies

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statement of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

Fair Value of Non-Financial Instruments. The Company's non-financial instrument valuations are primarily comprised of its determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, the Company's annual assessment of the recoverability of its goodwill and other nonamortizable intangibles, and the Company's evaluation of the recoverability of its other long-lived assets upon certain triggering events.

The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized.

If the carrying value of the Company's amortizing intangible or long-lived assets exceeds their estimated fair value, the Company is required to write the carrying value down to fair value. Any such write down is included in impairment expense in the Company's consolidated statements of operations. A high degree of judgment is required to estimate the fair value of the Company's amortizing intangible and long-lived assets. The Company may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. The Company may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from the Company's amortizing intangible or long-lived assets may differ from its estimate of fair value.

The Company utilizes the cost approach as the primary method used to establish fair value for its property and equipment in connection with business combinations. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of physical depreciation and functional and technological obsolescence as of the appraisal date. The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of the Company's property and equipment along with assumptions regarding the age and estimated useful lives of its property and equipment.

The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed.

The Company utilizes an income approach as the primary method used to establish fair value for its customer relationships and cable certificates in connection with business combinations and annual impairment testing when deemed necessary. The income approach quantifies the expected earnings of the Company's customer relationships and cable certificates, by isolating the after tax cash flows attributable to the respective asset and then discounting the cash flows to their present value. The income approach relies on management's assumptions such as projected revenue, market penetration, expenses, capital expenditures, customer trends, and a discount rate applied to the estimated after tax cash flows.

The Company performs an annual assessment of the recoverability of its goodwill during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. The estimated fair value of a reporting unit has historically been determined using an income approach, when deemed necessary. The Company's income approach model used for its reporting unit valuation is consistent with that used for the cable certificates except that cash flows from the entire business enterprise are used.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—GCI Holdings, LLC

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska. The following table highlights selected key performance indicators used in evaluating GCI Holdings.

	December 31,	
	2024	**2023**
Consumer		
Data:		
Cable modem subscribers[1]	155,700	159,700
Wireless:		
Wireless lines in service[2]	198,800	197,300

[1] A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Data cable modem subscribers as of December 31, 2024 include 900 subscribers that were reclassified from GCI Business to GCI Consumer subscribers in the first quarter of 2024 and are not new additions.

[2] A wireless line in service is defined as a wireless device with a monthly fee for services. Wireless lines in service as of December 31, 2024 include 1,800 lines that were reclassified from GCI Business to GCI Consumer lines in the first quarter of 2024 and are not new additions.

GCI Holdings' operating results for the years ended December 31, 2024 and 2023 are as follows:

	Years ended December 31,	
	2024	**2023**
	amounts in millions	
Revenue	$ 1,016	981
Operating expenses (excluding stock-based compensation included below):		
Operating expense	(257)	(245)
Selling, general and administrative expenses	(397)	(375)
Adjusted OIBDA	362	361
Stock-based compensation	(11)	(14)
Depreciation and amortization	(207)	(230)
Operating income (loss)	$ 144	117

Revenue

The components of revenue are as follows:

	Years ended December 31,	
	2024	**2023**
	amounts in millions	
Consumer		
Data	$ 238	233
Wireless	191	193
Other	40	42
Business		
Data	469	427
Wireless	47	50
Other	31	36
Total revenue	$ 1,016	981

Consumer data revenue increased $5 million for the year ended December 31, 2024, as compared to the same period in 2023. The increase was primarily driven by subscribers' selection of plans with higher recurring monthly charges.

Consumer wireless revenue decreased $2 million for the year ended December 31, 2024, as compared to the same period in 2023. The decrease was driven by a decrease in the number of handset sales and a decrease in prepaid data plans.

Consumer other revenue decreased $2 million for the year ended December 31, 2024, as compared to the same period in 2023. Consumer other revenue consists of consumer video and voice revenue. The decrease was due to a decrease in video revenue primarily driven by decreased video subscribers. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and expects a continued decrease as customers make decisions to move to alternative services. During the fourth quarter of 2024, it was announced that GCI Holdings plans to exit the video business in 2025, subject to regulatory approvals.

Business data revenue increased $42 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to increased sales to health care and education customers due to service upgrades. These increases were partially offset by decreases in business data subscribers.

Business wireless revenue decreased $3 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to changes in the number of subscribers.

Business other revenue decreased $5 million for the year ended December 31, 2024, as compared to the same period in 2023. Business other revenue consists of business video and voice revenue. The decrease was primarily due to decreased local and long distance voice revenue as a result of decreased subscribers. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and has not focused business efforts on growth in these areas. During the fourth quarter of 2024, it was announced that GCI Holdings plans to exit the video business in 2025, subject to regulatory approvals.

Operating expenses increased $12 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to increases in distribution costs to health care, education and consumer customers, partially offset by decreases in handset product costs due to decreased handset sales.

Selling, general and administrative expenses increased $22 million for the year ended December 31, 2024, as compared to the same period in 2023. The increase was primarily due to increases in labor related costs primarily from increased average salaries and increased headcount, and to a lesser extent, software subscription costs, partially offset by a decrease in lease expense.

Stock-based compensation decreased $3 million for the year ended December 31, 2024, as compared to the same period in 2023. The decrease was primarily due to decreases in the value of new awards granted during 2024 as compared to 2023, as well as equity awards that completed their vesting at the end of 2023.

Depreciation and amortization decreased $23 million for the year ended December 31, 2024, as compared to the same period in 2023. The decrease was due to lower depreciation and amortization expense as certain fixed and intangible assets became fully depreciated and amortized during 2023.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, and (ii) issuing variable rate debt with appropriate maturities and interest rates.

As of December 31, 2024, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
GCI Holdings	$ 451	6.3 %	$ 600	4.8 %
Corporate and other	$ 790	6.2 %	$ 1,825	3.1 %

Our investment in Charter (our equity method affiliate) is publicly traded and not reflected at fair value in our balance sheet. Our investment in Charter is also subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data

The consolidated financial statements of Liberty Broadband Corporation are included herein, beginning on Page F-24.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-20 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-21 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2024.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-21 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Broadband Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Broadband Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Equity method accounting for the Company's investment in Charter

As discussed in notes 2 and 5 to the consolidated financial statements, the Company has recorded an investment in Charter of $13,057 million as of December 31, 2024, accounted for using the equity method. The investment represents approximately 78.2% of the total assets of the Company as of December 31, 2024. The investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses as they occur and for additional purchases and sales of Charter shares. The Company's investment in Charter differs from the underlying equity of Charter which results in excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's investee within memo accounts used for equity method accounting.

We identified the evaluation of the equity method of accounting for the Company's investment in Charter as a critical audit matter. Evaluating the Company's application of the equity method of accounting for the Company's investment in Charter required a higher degree of complex auditor judgment to determine the nature and extent of audit effort required to address the matter.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's application of its equity method accounting, including the related share of earnings calculation, the amortization of the excess basis, and the gain or loss on dilution. We performed risk assessment procedures, including sensitivity analyses, and applied auditor judgment to determine the nature and extent of procedures to be performed over the investment. We developed independent expectations of (1) the Company's share of earnings of Charter, and (2) the gain or loss on dilution and compared such expectations to the amounts recorded by the Company. We recalculated the excess basis amortization.

Sufficiency of audit evidence over certain data, wireless, and other revenue streams

As discussed in note 2 to the consolidated financial statements and disclosed in the consolidated statements of operations, the Company reported revenue of $1,016 million for the year ended December 31, 2024, which included $940 million of revenue related to data, wireless, and other revenue services at GCI Holdings. The Company's accounting for these revenue streams involves multiple processes and information technology (IT) systems.

We identified the evaluation of sufficiency of audit evidence over certain data, wireless, and other revenue streams at GCI Holdings as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and related IT applications utilized throughout the revenue recognition process. Subjective auditor judgment was required to evaluate whether relevant revenue data was captured and aggregated throughout these various processes and IT applications, which included the involvement of IT professionals with specialized skills and knowledge. We applied auditor judgment in determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each relevant revenue stream.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. For each revenue stream where procedures were performed, we:

— evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process, including controls related to accurately recording amounts for certain of the Company's data, wireless, and other revenue streams

— assessed the recorded revenue for a selection of transactions by comparing the amounts recognized to underlying documentation, including evidence of contracts with customers.

For one revenue stream, we performed a software-assisted data analysis to test relationships among certain revenue transactions. We involved IT professionals with specialized skills and knowledge, who assisted in:

— testing relevant IT applications and internal controls over the Company's revenue recognition processes

— testing the transfer of relevant revenue data between different IT systems used in the Company's revenue recognition processes

We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 27, 2025

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets

December 31, 2024 and 2023

		2024	2023
		amounts in millions	
Assets			
Current assets:			
Cash and cash equivalents	$	163	158
Trade and other receivables, net		195	178
Prepaid and other current assets		65	94
Total current assets		423	430
Investment in Charter, accounted for using the equity method (note 5)		13,057	12,116
Property and equipment, net (note 2)		1,150	1,053
Intangible assets not subject to amortization			
Goodwill (note 6)		755	755
Cable certificates		550	550
Other		41	40
Intangible assets subject to amortization, net (note 6)		411	461
Other assets, net		300	236
Total assets	$	16,687	15,641

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets (Continued)

December 31, 2024 and 2023

	2024	2023
	amounts in millions, except share amounts	
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 112	86
Deferred revenue	21	30
Current portion of debt	3	3
Other current liabilities	64	59
Total current liabilities	200	178
Long-term debt, net, including $1,897 and $1,255 measured at fair value, respectively (note 7)	3,753	3,733
Obligations under tower obligations and finance leases, excluding current portion (note 8)	72	83
Long-term deferred revenue	113	65
Deferred income tax liabilities (note 9)	2,388	2,216
Preferred stock (note 10)	201	202
Other liabilities	152	141
Total liabilities	6,879	6,618
Equity		
Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 18,251,013 and 18,233,573 at December 31, 2024 and 2023 respectively	—	—
Series B common stock, $.01 par value. Authorized 18,750,000 shares; issued and outstanding 2,007,705 and 2,025,232 at December 31, 2024 and 2023, respectively	—	—
Series C common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 123,022,488 and 123,704,814 at December 31, 2024 and 2023, respectively	1	1
Additional paid-in capital	3,007	3,107
Accumulated other comprehensive earnings (loss), net of taxes	73	52
Retained earnings	6,712	5,843
Total stockholders' equity	9,793	9,003
Non-controlling interests	15	20
Total equity	9,808	9,023
Commitments and contingencies (note 13)		
Total liabilities and equity	$ 16,687	15,641

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Operations

Years Ended December 31, 2024, 2023 and 2022

		2024	2023	2022
		amounts in millions, except per share amounts		
Revenue	$	1,016	981	975
Operating costs and expenses:				
Operating expense (exclusive of depreciation and amortization shown separately below)		257	245	253
Selling, general and administrative, including stock-based compensation (note 11)		460	433	432
Depreciation and amortization		207	230	262
Litigation settlement, net of recoveries (note 13)		—	—	67
		924	908	1,014
Operating income (loss)		92	73	(39)
Other income (expense):				
Interest expense (including amortization of deferred loan fees)		(194)	(206)	(133)
Share of earnings (losses) of affiliate (note 5)		1,323	1,155	1,326
Gain (loss) on dilution of investment in affiliate (note 5)		(32)	(60)	(63)
Realized and unrealized gains (losses) on financial instruments, net (note 4)		(125)	(101)	334
Gain (loss) on dispositions, net (note 1)		—	—	179
Other, net		18	27	(70)
Earnings (loss) before income taxes		1,082	888	1,534
Income tax benefit (expense)		(213)	(200)	(277)
Net earnings (loss)		869	688	1,257
Less net earnings (loss) attributable to the non-controlling interests		—	—	—
Net earnings (loss) attributable to Liberty Broadband shareholders	$	869	688	1,257
Basic net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	6.08	4.71	8.01
Diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	6.08	4.68	7.96

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
Net earnings (loss)	$ 869	688	1,257
Other comprehensive earnings (loss), net of taxes:			
Credit risk on fair value debt instruments gains (loss)	29	44	(5)
Recognition of previously unrealized losses (gains) on debt, net.	(8)	(1)	—
Other comprehensive earnings (loss), net of taxes	21	43	(5)
Comprehensive earnings (loss)	890	731	1,252
Less comprehensive earnings (loss) attributable to the non-controlling interests.	—	—	—
Comprehensive earnings (loss) attributable to Liberty Broadband shareholders	$ 890	731	1,252

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
Cash flows from operating activities:			
Net earnings (loss)	$ 869	688	1,257
Adjustments to reconcile net earnings (loss) to net cash from operating activities:			
Depreciation and amortization	207	230	262
Stock-based compensation	28	34	37
Litigation settlement, net of recoveries	—	—	67
Share of (earnings) losses of affiliate, net	(1,323)	(1,155)	(1,326)
(Gain) loss on dilution of investment in affiliate	32	60	63
Realized and unrealized (gains) losses on financial instruments, net	125	101	(334)
Deferred income tax expense (benefit)	170	168	54
(Gain) loss on dispositions, net	—	—	(179)
Other, net	(4)	(4)	(4)
Changes in operating assets and liabilities:			
Current and other assets	43	20	140
Payables and other liabilities	(43)	(126)	(93)
Net cash provided by (used in) operating activities	104	16	(56)
Cash flows from investing activities:			
Capital expenditures	(247)	(222)	(181)
Grant proceeds received for capital expenditures	54	6	25
Cash received for Charter shares repurchased by Charter	335	394	3,034
Cash proceeds from dispositions, net	—	—	163
Cash released from escrow related to dispositions	—	23	—
Purchase of investments	—	(53)	—
Other investing activities, net	(12)	2	6
Net cash provided by (used in) investing activities	130	150	3,047
Cash flows from financing activities:			
Borrowings of debt	1,139	1,501	325
Repayments of debt, tower obligations and finance leases	(1,201)	(1,616)	(231)
Repurchases of Liberty Broadband common stock	(89)	(227)	(2,882)
Indemnification payment to QVC Group	—	(45)	—
Other financing activities, net	(30)	(3)	(9)
Net cash provided by (used in) financing activities	(181)	(390)	(2,797)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	53	(224)	194
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	176	400	206
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$ 229	176	400

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Equity

Years ended December 31, 2024, 2023 and 2022

	Common stock Series A	Common stock Series B	Common stock Series C	Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings (accumulated deficit)	Noncontrolling interest in equity of subsidiaries	Total equity
					amounts in millions			
Balance at December 31, 2021	$ —	—	1	6,214	14	3,898	12	10,139
Net earnings (loss)	—	—	—	—	—	1,257	—	1,257
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(5)	—	—	(5)
Stock-based compensation	—	—	—	37	—	—	—	37
Liberty Broadband stock repurchases	—	—	—	(2,882)	—	—	—	(2,882)
Noncontrolling interest activity at Charter and other	—	—	—	(51)	—	—	6	(45)
Balance at December 31, 2022	—	—	1	3,318	9	5,155	18	8,501
Net earnings (loss)	—	—	—	—	—	688	—	688
Other comprehensive earnings (loss), net of taxes	—	—	—	—	43	—	—	43
Stock-based compensation	—	—	—	34	—	—	—	34
Liberty Broadband stock repurchases	—	—	—	(227)	—	—	—	(227)
Noncontrolling interest activity at Charter and other	—	—	—	(18)	—	—	2	(16)
Balance at December 31, 2023	—	—	1	3,107	52	5,843	20	9,023
Net earnings (loss)	—	—	—	—	—	869	—	869
Other comprehensive earnings (loss), net of taxes	—	—	—	—	21	—	—	21
Stock-based compensation	—	—	—	28	—	—	—	28
Liberty Broadband stock repurchases	—	—	—	(89)	—	—	—	(89)
Noncontrolling interest activity at Charter and other	—	—	—	(39)	—	—	(5)	(44)
Balance at December 31, 2024	$ —	—	1	3,007	73	6,712	15	9,808

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Liberty Broadband Corporation and its controlled subsidiaries (collectively, "Liberty Broadband," the "Company," "us," "we," or "our" unless the context otherwise requires). Liberty Broadband is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI"), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand. Charter is a leading broadband connectivity company and cable operator. Over an advanced communications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business® delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise® provides highly customized, fiber-based solutions. Spectrum Reach® delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks.

On December 18, 2020, GCI Liberty, Inc. ("GCI Liberty"), the parent company of GCI Holdings, was acquired by Liberty Broadband.

Skyhook Holdings, Inc. ("Skyhook") was a wholly owned subsidiary of Liberty Broadband until its sale on May 2, 2022 for aggregate consideration of approximately $194 million, including amounts held in escrow of approximately $23 million that were released to Liberty Broadband on May 3, 2023. Liberty Broadband recognized a gain on the sale of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations. Skyhook is included in Corporate and other through April 30, 2022 and is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty Broadband's operations and financial results. Included in Revenue in the accompanying consolidated statements of operations is $6 million for the year ended December 31, 2022 related to Skyhook. Included in Net earnings (loss) in the accompanying consolidated statement of operations are earnings of $4 million for the year ended December 31, 2022 related to Skyhook.

Recent Events

On November 11, 2024, Gregory B. Maffei, the Company's President and Chief Executive Officer, and a member of the Board of Directors of Liberty Broadband, notified Liberty Broadband that he would be stepping down from these roles at the end of 2024. Liberty Broadband's Chairman, John C. Malone, has assumed the additional role of interim Chief Executive Officer of Liberty Broadband effective January 1, 2025.

On November 12, 2024, the Company entered into a definitive agreement (the "Merger Agreement") under which Charter has agreed to acquire Liberty Broadband (the "Combination", together with the other transactions contemplated by the Merger Agreement, the "Transactions"). Under the terms of the Merger Agreement, each holder of Liberty Broadband Series A common stock, Series B common stock, and Series C common stock (collectively, "Liberty Broadband common stock") will receive 0.236 of a share of Charter Class A common stock per share of Liberty Broadband common stock held, with cash to be issued in lieu of fractional shares. Each holder of Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") will receive one share of newly issued Charter Series A cumulative redeemable preferred stock ("Charter preferred stock") per share of Liberty Broadband preferred stock held. The Charter preferred stock will substantially mirror the current terms of the Liberty Broadband preferred stock, including a mandatory redemption date of March 8, 2039.

As a condition to closing the Combination, Liberty Broadband has agreed to divest the business of GCI (the "GCI business") by way of a distribution to the holders of Liberty Broadband common stock prior to the closing of the Combination (the "GCI Divestiture"). The GCI Divestiture is expected to be taxable to Liberty Broadband and its stockholders, with Charter bearing the corporate level tax liability upon completion of the Combination. However, to the extent such corporate level tax liability exceeds $420 million, Charter will be entitled under a tax receivables agreement to the portion of the tax benefits realized by GCI corresponding to such excess. The companies currently expect the Combination to close on June 30, 2027 unless otherwise agreed, subject to the completion of the GCI Divestiture and other customary closing conditions.

As a result of the Transactions, as of November 12, 2024, Charter expects to retire the approximately 45.6 million shares of Charter Class A common stock owned by Liberty Broadband as of that date and to issue approximately 34.0 million shares of Charter Class A common stock to holders of Liberty Broadband common stock at the closing, resulting in a net decrease of approximately 11.5 million shares of Charter Class A common stock outstanding. As of November 12, 2024, Liberty Broadband had existing debt of $2.6 billion (excluding debt at GCI) that will be repaid prior to closing or assumed by Charter, and $180 million in aggregate liquidation preference of Liberty Broadband preferred stock that will be converted into an equal amount of Charter preferred stock in the Combination.

In addition, in connection with the entry into the Merger Agreement, Charter, Liberty Broadband and Advance/Newhouse Partnership ("A/N") entered into an amendment (the "Stockholders and Letter Agreement Amendment") to (i) that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended, the "Stockholders Agreement"), by and among Charter, Liberty Broadband, and A/N, and (ii) that certain Letter Agreement, dated as of February 23, 2021 (the "Letter Agreement"), by and between Charter and Liberty Broadband. Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter will repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permitted under applicable law, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment. Liberty Broadband will remain subject to the existing voting cap of 25.01% as described in note 5. Proceeds from share repurchases applied to debt service are expected to be tax free.

At the virtual special meeting held on February 26, 2025, the requisite holders of Liberty Broadband's Series A common stock, Series B common stock and Series A cumulative redeemable preferred stock, approved the adoption of the Merger Agreement, pursuant to which, among other things, Liberty Broadband will combine with Charter and divest of the GCI business.

Historical Spin-Off Arrangements

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). In connection with the Broadband Spin-Off, Liberty and Liberty Broadband entered into certain agreements in order to govern certain of the ongoing relationships between the two companies and to provide for an orderly transition, including a tax sharing agreement, services agreement and a facilities sharing agreement. Additionally, in connection with a prior transaction, GCI Liberty and QVC Group, Inc., formerly Qurate Retail, Inc. ("QVC Group") entered into a tax sharing agreement, which was assumed by Liberty Broadband as a result of the combination of GCI Liberty and Liberty Broadband. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between QVC Group and Liberty Broadband and other agreements related to tax matters. Under the facilities sharing agreement, Liberty Broadband shares office space with Liberty and related amenities at Liberty's corporate headquarters.

Pursuant to the services agreement, Liberty provides Liberty Broadband with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Liberty Broadband reimburses Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services which are negotiated semi-annually, as necessary. Pursuant to the services agreement, in connection with Liberty's employment arrangement with Mr. Maffei, the Company's President and Chief Executive Officer through 2024, components of Mr. Maffei's compensation were either paid directly to him or reimbursed to Liberty, based on allocations set forth in the services agreement. For the years ended December 31, 2024, 2023 and 2022, the allocation percentage for Liberty Broadband was 23%, 23% and 33%, respectively.

Under these various agreements, amounts reimbursable to Liberty were approximately $7 million and $7 million for the years ended December 31, 2024 and 2023, respectively. Liberty Broadband had a tax sharing receivable with QVC Group of approximately $20 million and $16 million as of December 31, 2024 and 2023, respectively, included in Other assets.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent the historical consolidated financial information of GCI Holdings and the Company's interest in Charter, as well as certain other assets and liabilities. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash and Restricted Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits.

Restricted cash and restricted cash equivalents are cash and highly liquid investments, respectively, that are restricted for usage. The majority of the Company's restricted cash and restricted cash equivalents balance at December 31, 2024 relates to the proceeds from sales of Charter shares occurring after the Merger Agreement was entered into, which are restricted for use to settle Liberty Broadband debt and/or pay interest on Liberty Broadband debt pursuant to the Stockholders and Letter Agreement Amendment, as defined and more fully described in note 5. The Company classifies the restricted cash and restricted cash equivalents from sales of Charter shares as noncurrent to align with the noncurrent classification of the debt and has included it in Other assets, net line item in the accompanying consolidated balance sheets. There is also cash restricted for use on GCI Holdings' various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network. The restricted cash associated with those agreements is classified as current or noncurrent dependent on the terms and timelines of those contracts. See note 3 for more information on restricted cash and restricted cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and interest is not billed to the customer. For financed device contracts with customers, which is included within trade accounts receivable and other assets, the Company imputes interest and records the imputed interest as a reduction to the related accounts receivable. Interest is recognized over the financed device payment term. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in its existing accounts receivable. The Company bases its estimates on the aging of its accounts receivable balances, financial health of specific customers, regional economic data, changes in its collections process, regulatory requirements and its customers' compliance with the Federal Communications Commission ("FCC") rules. The Company reviews its allowance for credit losses methodology at least annually.

Depending upon the type of account receivable, the Company's allowance is calculated using a pooled basis using a percentage of related accounts, or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Write-offs of accounts receivable balances occur when the Company deems the receivables are uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

A summary of activity in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 is as follows (amounts in millions):

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions Write-offs net of recoveries	Balance at end of year
2024	$ 5	4	(5)	4
2023	$ 4	5	(4)	5
2022	$ 4	4	(4)	4

Investments in Equity Method Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, are recognized in the statement of operations through the Gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in Share of earnings (losses) of affiliates in our consolidated statements of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As Liberty Broadband does not control the decision making process or business management practices of our affiliates accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliate. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband's consolidated financial statements. See note 5 for additional discussion regarding our investment in Charter.

Other Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

The Company performs a qualitative assessment each reporting period for its equity securities without readily determinable fair values to identify whether an equity security could be impaired. When the Company's qualitative assessment indicates that an impairment could exist, it estimates the fair value of the investment and to the extent the fair value is less than the carrying value, it records the difference as an impairment in the consolidated statements of operations.

Property and Equipment

Property and equipment is stated at depreciated cost less impairments, if any. Construction costs of facilities are capitalized. Construction in progress represents equipment, distribution facilities, fiber and other capital assets not yet placed in service on December 31, 2024 or 2023, that management intends to place in service when the assets are ready for their intended use. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable.

Net property and equipment consists of the following:

	December 31,	
	2024	2023
	amounts in millions	
Land	$ 13	16
Buildings (25 years)	114	108
Telephony transmission equipment and distribution facilities (5-20 years)	899	832
Cable transmission equipment and distribution facilities (5-30 years)	156	118
Support equipment and systems (3-20 years)	128	112
Fiber optic cable systems (15-25 years)	130	128
Other (2-20 years)	87	72
Construction in progress	302	197
	1,829	1,583
Accumulated depreciation	(679)	(530)
Property and equipment, net	$ 1,150	1,053

Depreciation of property and equipment under finance leases is included in depreciation and amortization expense in the consolidated statements of operations. Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $147 million, $166 million and $195 million, respectively.

Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. Capitalized interest costs for the years ended December 31, 2024, 2023 and 2022 were $10 million, $7 million and $4 million, respectively.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds its fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other liabilities in the consolidated balance sheets. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The majority of the Company's asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. The asset retirement obligation is in Other liabilities in the consolidated balance sheets. Following is a reconciliation of the beginning and ending aggregate carrying amounts of the liability for asset retirement obligations (amounts in millions):

Balance at December 31, 2022	$	81
Liability incurred		1
Accretion expense		2
Liability settled		—
Balance at December 31, 2023		84
Liability incurred		1
Accretion expense		3
Liability settled		—
Balance at December 31, 2024	$	88

Certain of the Company's network facilities are on property that requires it to have a permit and the permit contains provisions requiring the Company to remove its network facilities in the event the permit is not renewed. The Company expects to continually renew its permits and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that the Company would not be able to successfully renew a permit, which could result in it incurring significant expense in complying with restoration or removal provisions.

Intangible Assets

Internally used software, whether developed or purchased and installed as is, is capitalized and amortized using the straight-line method over an estimated useful life of three to five years. The Company capitalizes certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects, external direct costs for materials and services, and interest costs incurred. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

The Company has Software as a Service ("SaaS") arrangements which are accounted for as service agreements and are not capitalized. Internal and other third party costs for SaaS arrangements are capitalized or expensed in accordance with the internal use software guidance as discussed in the preceding paragraph.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment upon certain triggering events. Intangible assets with estimable useful lives are being amortized over three to 25 year periods with a weighted-average life of 12 years.

Goodwill, cable certificates (certificates of convenience and public necessity) and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. The Company's annual impairment assessment of its indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance allows entities the option to perform a qualitative impairment test for goodwill. The entity may resume performing the quantitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value and to the extent the carrying value is greater than the fair value, the difference is recorded as an impairment in the consolidated statements of operations. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition

<u>*GCI Holdings*</u>

Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. GCI Holdings recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. Substantially all of GCI Holdings' revenue is earned from services transferred over time. If at contract inception, GCI Holdings determines the time period between when it transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, it does not adjust the promised amount of consideration for the effects of a significant financing component.

Certain of GCI Holdings' customers have guaranteed levels of service. If an interruption in service occurs, GCI Holdings does not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by GCI Holdings from a customer, are excluded from revenue from contracts with customers.

Nature of Services and Products

Data

Data revenue is generated by providing data network access, high-speed internet services, and product sales. Monthly service revenue for data network access and high-speed internet services is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Internet service excess usage revenue is recognized when the services are provided. GCI Holdings recognizes revenue for product sales when a customer takes possession of the equipment. GCI Holdings provides telecommunications engineering services on a time and materials basis. Revenue is recognized for these services as-invoiced.

Wireless

Wireless revenue is generated by providing access to, and usage of GCI Holdings' network by consumer, business, and wholesale carrier customers. Additionally, GCI Holdings generates revenue by selling wireless equipment such as handsets and tablets. In general, access revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and control transfers to the customer. Consideration received from the customer is allocated to the service and products based on stand-alone selling prices when purchased together.

New and existing wireless customers have the option to purchase certain wireless devices in installments over a period of up to 36 months. Under the Upgrade Now program, participating customers have the right to trade-in the original equipment for a new device after making the equivalent of 12 monthly installment payments, provided their handset is in good working condition. Upon upgrade, the outstanding balance of the wireless equipment installment plan is exchanged for the used handset. GCI Holdings accounts for this upgrade option as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data.

Other

Other revenue consists of video and voice revenue. Video revenue is generated primarily from residential and business customers that subscribe to GCI Holdings' cable video plans. Video revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. GCI Holdings has announced that it plans to exit the video business in 2025, subject to regulatory approvals. Voice revenue is for fixed monthly fees for voice plans as well as usage based fees for long-distance service usage. Voice plan fees are billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Usage based fees are recognized as services are provided.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations as customers purchase multiple services and products within those contracts. For such arrangements, revenue is allocated to each performance obligation based on the relative standalone selling price for each service or product within the contract. Standalone selling prices are generally determined based on the prices charged to customers.

Significant Judgments

Some contracts with customers include variable consideration and may require significant judgment to determine the total transaction price, which impacts the amount and timing of revenue recognized. GCI Holdings uses historical customer data to estimate the amount of variable consideration included in the total transaction price and reassess its estimate at each reporting period. Any change in the total transaction price due to a change in the estimated variable consideration is allocated to the performance obligations on the same basis as at contract inception. Any portion of a change in transaction price that is allocated to a satisfied or partially satisfied performance obligation is recognized as revenue (or a reduction in revenue) in the period of the transaction price change. Variable consideration has been constrained to reduce the likelihood of a significant revenue reversal.

Often contracts with customers include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine the standalone selling price for each distinct performance obligation. Services and products are generally sold separately, which helps establish standalone selling price for services and products GCI Holdings provides.

Remaining Performance Obligations

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2024 of $369 million in 2025, $223 million in 2026, $113 million in 2027, $27 million in 2028 and $21 million in 2029 and thereafter.

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations.

The Company excludes variable consideration from its remaining performance obligations that are unsatisfied for certain of its business data contracts that have an original expected duration greater than one year. Such contracts are associated with GCI Holdings' participation in the Rural Health Care ("RHC") Program because the rates charged under those contracts are highly regulated by the FCC and must be approved annually. Beyond the variability in the rate to be determined annually, the RHC Program is also subject to funding caps that could potentially limit the amount of funding for the RHC Program, which would also reduce the amount of funding available to GCI Holdings. The RHC Program contracts typically have a term that ranges from three to five years.

Contract Balances

The Company had receivables of $193 million and $181 million at December 31, 2024 and 2023, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $33 million and $43 million at December 31, 2024 and 2023, respectively. The receivables and deferred revenue are only from contracts with customers. GCI Holdings' customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided. Changes in the contract liability balance for the Company during 2024 was not materially impacted by other factors.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Management expects that incremental commission fees paid to intermediaries as a result of obtaining customer contracts are recoverable and therefore the Company capitalizes them as contract costs.

Capitalized commission fees are amortized based on the transfer of goods or services to which the assets relate which typically range from two to five years, and are included in selling, general and administrative expenses.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in selling, general and administrative expenses.

Revenue from contracts with customers, classified by customer type and significant service offerings, is as follows:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
GCI Holdings			
Consumer Revenue			
Data	$ 238	233	231
Wireless	141	143	143
Other	41	41	55
Business Revenue			
Data	465	424	392
Wireless	41	45	47
Other	14	18	24
Lease, grant, and revenue from subsidies	76	77	77
Total GCI Holdings	1,016	981	969
Corporate and other	—	—	6
Total	$ 1,016	981	975

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $7 million, $5 million and $4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are reflected in the Selling, general and administrative, including stock-based compensation line item in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 11, Liberty Broadband has granted to its directors, employees and employees of certain of its subsidiaries, restricted stock units ("RSUs") and stock options to purchase shares of Liberty Broadband common stock (collectively, "Awards"). Liberty Broadband measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty Broadband measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and remeasures the fair value of the Award at each reporting date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in Interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska.

GCI Holdings receives support from each of the various Universal Service Fund ("USF") programs: rural health care, schools and libraries, high-cost, and lifeline. The programs are subject to change by regulatory actions taken by the FCC or legislative actions, therefore, changes to the programs could result in a material decrease in revenue that the Company has recorded. Historical revenue recognized from the programs was 42%, 39% and 35% of GCI Holdings' revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The Company had USF net receivables of $125 million at December 31, 2024. See note 13 for more information regarding the rural health care receivables.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of the comprehensive earnings (loss) of our equity method affiliate.

Earnings Attributable to Liberty Broadband Stockholders per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) attributable to Liberty Broadband stockholders by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from diluted EPS for the years ended December 31, 2024, 2023 and 2022 are approximately 3 million, 2 million and 2 million potential common shares, respectively, because their inclusion would have been antidilutive.

	Years ended December 31,		
	2024	**2023**	**2022**
	number of shares in millions		
Basic WASO	143	146	157
Potentially dilutive shares (1)	—	1	1
Diluted WASO	143	147	158

(1) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Government Assistance

In current and prior years, the Company has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2024, 2023 and 2022, the Company received approximately $54 million, $6 million and $25 million, respectively, for grants awarded in current and/or prior years.

For accounting purposes, these grants are accounted for using a grant accounting model by analogy to International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance.* These grants were recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the established time frames, which range from 11 to 17 years for assets already placed in service and will be based on the property's useful life for assets currently being constructed. During the years ended December 31, 2024, 2023 and 2022, revenue recorded in the consolidated financial statements was not material. Both short-term and long-term deferred revenue have been recorded for the amounts of the grants received, with a non-material amount recorded as short-term and approximately $92 million and $41 million recorded as long-term deferred revenue, respectively, as of December 31, 2024 and 2023.

Reclassifications

Reclassifications have been made to the prior years' consolidated financial statements to conform to the classifications used in the current year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) the application of the equity method of accounting for its affiliates, (ii) non-recurring fair value measurements of non-financial instruments and (iii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance for the year ended December 31, 2024 and has applied it retrospectively to all prior periods presented in the financial statements. See note 14 for segment disclosures.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Cash paid for interest, net of amounts capitalized	$ 202	211	137
Cash paid for taxes, net	$ 37	49	266
Noncash activity:			
Property and equipment expenditures incurred but not yet paid.	$ 27	15	22

The following table reconciles cash and cash equivalents, restricted cash and restricted cash equivalents reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

		Years ended December 31,	
	2024	2023	2022
	amounts in millions		
Cash and cash equivalents	$ 163	158	375
Restricted cash included in other current assets	—	16	24
Restricted cash and restricted cash equivalents included in other long-term assets	66	2	1
Total cash and cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 229	176	400

Restricted cash and restricted cash equivalents for the year ended December 31, 2024 primarily relates to proceeds from Charter share repurchases occurring after the Merger Agreement was entered into, which are restricted for use to settle Liberty Broadband debt and/or pay interest on Liberty Broadband debt pursuant to the Stockholders and Letter Agreement Amendment, as defined and more fully described in note 5.

Restricted cash for the years ended December 31, 2023 and 2022 primarily related to cash restricted for use on GCI Holdings' various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network.

(4) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

	December 31, 2024			December 31, 2023		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
	amounts in millions					
Cash equivalents	$ 89	89	—	78	78	—
Restricted cash equivalents	$ 64	64	—	—	—	—
Exchangeable senior debentures	$ 1,897	—	1,897	1,255	—	1,255

The Company's exchangeable senior debentures are debt instruments with quoted market value prices that are not considered to be traded on "active markets," as defined in GAAP, and are reported in the foregoing table as Level 2 fair value.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities, equity securities, current portion of long-term debt (with the exception of the 3.125% Debentures due 2053 and the 3.125% Debentures due 2054 (each as defined in note 7)). With the exception of long-term debt and preferred stock, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. The carrying value of the Margin Loan Facility, the Senior Credit Facility and the Wells Fargo Note Payable (each as defined in note 7) all bear interest at a variable rate and therefore are also considered to approximate fair value.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Exchangeable senior debentures (1)	$ (108)	(106)	61
Indemnification obligation (2)	—	5	273
Other (3)	(17)	—	—
	$ (125)	(101)	334

(1) The Company has elected to account for its exchangeable senior debentures using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statements of operations are primarily due to market factors driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive income. The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk before tax was a gain of $27 million, a gain of $55 million and a loss of $7 million for the years ended December 31, 2024, 2023 and 2022, respectively, net of the recognition of previously unrecognized gains and losses. During the year ended December 31, 2024, the Company recognized $9 million of previously unrecognized gains related to the retirement of a portion of the 3.125% Debentures due 2053. The cumulative change was a gain of $82 million as of December 31, 2024, net of the recognition of previously unrecognized gains and losses.

(2) Pursuant to an indemnification agreement, Liberty Broadband agreed to indemnify Liberty Interactive LLC ("LI LLC"), a subsidiary of QVC Group, for certain payments made to holders of LI LLC's 1.75% exchangeable debentures due 2046 (the "LI LLC 1.75% Exchangeable Debentures"). As of December 31, 2023, all remaining LI LLC 1.75% Exchangeable Debentures were either retired or exchanged.

(3) For the year ended December 31, 2024, the Company recognized an impairment on an equity security.

(5) Investment in Charter Accounted for Using the Equity Method

Through a number of prior years' transactions, Liberty Broadband has acquired an interest in Charter. The investment in Charter is accounted for as an equity method affiliate based on our voting and ownership interest and the board seats held by individuals appointed by Liberty Broadband. As of December 31, 2024, the carrying and market value of Liberty Broadband's ownership in Charter was approximately $13.1 billion and $15.5 billion, respectively. We own an approximate 31.9% economic ownership interest in Charter, based on shares of Charter's Class A common stock issued and outstanding as of December 31, 2024.

As discussed in more detail in note 1, Charter has agreed to acquire Liberty Broadband. The Stockholders and Letter Agreement Amendment sets forth certain agreements relating to the governance of Charter and the participation of Liberty Broadband in Charter's share repurchase program.

Pursuant to the Stockholders Agreement, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of 26% or the Voting Cap (as defined below) (the "Equity Cap"). Pursuant to the Stockholders and Letter Agreement Amendment, Liberty Broadband is exempt from the Equity Cap to the extent Liberty Broadband's equity ownership in Charter exceeds such Equity Cap solely as a result of the repurchase provisions in the Stockholders and Letter Agreement Amendment. In the event the Merger Agreement is terminated, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of the Voting Cap or the percentage of equity owned (on a fully diluted basis) by Liberty Broadband on the termination date of the Merger Agreement. As of December 31, 2024, due to Liberty Broadband's voting interest exceeding the current voting cap of 25.01% (the "Voting Cap"), our voting control of the aggregate voting power of Charter is 25.01%. Under the Stockholders Agreement, Liberty Broadband has agreed to vote (subject to certain exceptions) all voting securities beneficially owned by it, or over which it has voting discretion or control that are in excess of the Voting Cap in the same proportion as all other votes cast by public stockholders of Charter with respect to the applicable matter.

In February 2021, Liberty Broadband was notified that its ownership interest, on a fully diluted basis, had exceeded the Equity Cap set forth in the Stockholders Agreement. On February 23, 2021, Charter and Liberty Broadband entered into the Letter Agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap. Pursuant to the Letter Agreement, following any month during which Charter purchases, redeems or buys back shares of its Class A common stock, and prior to certain meetings of Charter's stockholders, Liberty Broadband will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Class A common stock as is necessary (if any) to reduce Liberty Broadband's percentage equity interest, on a fully diluted basis, to the Equity Cap (such transaction, a "Charter Repurchase"). The per share sale price for each share of Charter will be equal to the volume weighted average price paid by Charter in its repurchases, redemptions and buybacks of its common stock (subject to certain exceptions) during the month prior to the Charter Repurchase (or, if applicable, during the relevant period prior to the relevant meeting of Charter stockholders). Charter Repurchases during the pendency of the proposed Transactions under the Merger Agreement are governed by the Stockholders and Letter Agreement Amendment as described below.

Interim Merger Period Stock Repurchases

Simultaneously with the execution and delivery of the Merger Agreement, Charter, Liberty Broadband and A/N have entered into an amendment to (i) the Stockholders Agreement, and (ii) the Letter Agreement. The Stockholders and Letter Agreement Amendment sets forth certain agreements relating to the governance of Charter and the participation of Liberty Broadband in Charter's share repurchase program.

Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter will repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million, and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permitted under applicable law, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) the Liberty Broadband minimum liquidity threshold less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment. From and after the date Liberty Broadband's 3.125% Debentures due 2053 and 3.125% Debentures due 2054 (each as defined in note 7) are no longer outstanding, the amount of monthly repurchases will be the lesser of (i) $100 million and (ii) an amount equal to the sum of (x) an amount such that immediately after giving effect thereto, Liberty Broadband would satisfy certain minimum liquidity requirements as set forth in the Stockholders and Letter Agreement Amendment and (y) the aggregate principal amount outstanding under the Margin Loan Facility. The per share sales price shall be determined as set forth in the Letter Agreement, provided that if Charter has not repurchased shares of its common stock during the relevant repurchase period, the repurchase price shall be based on a Bloomberg Volume Weighted Average Price methodology proposed by Charter and reasonably acceptable to Liberty Broadband.

Under the terms of the Stockholders and Letter Agreement Amendment and original Letter Agreement, Liberty Broadband sold Charter Class A common stock to Charter as follows:

	Years ended December 31,		
	2024	2023	2022
	dollar amounts in millions		
Number of Charter Class A shares sold to Charter	980,558	950,721	6,168,174
Amount of Charter Class A shares sold to Charter . . . . $	335	394	3,034

Subsequent to December 31, 2024, Liberty Broadband sold 268,890 shares of Charter Class A common stock to Charter for $100 million.

During the years ended December 31, 2024, 2023 and 2022, there were dilution losses of $32 million, $60 million, and $63 million, respectively, in the Company's investment in Charter. The dilution losses were primarily attributable to the exercise of stock options and restricted stock units held by employees and other third parties, offset by gains on dilution related to Charter's repurchase of Liberty Broadband's Charter shares during the periods presented.

The excess basis has been allocated within memo accounts used for equity method accounting purposes as follows (amounts in millions):

	Years ended December 31,	
	2024	2023
Property and equipment, net . . . . $	280	403
Customer relationships, net	1,751	2,049
Franchise fees	3,843	3,843
Trademarks	29	29
Goodwill	3,845	4,049
Debt	(251)	(317)
Deferred income tax liability	(1,413)	(1,472)
	$ 8,084	8,584

Property and equipment and customer relationships have weighted average remaining useful lives of approximately 3 years and 7 years, respectively, and franchise fees, trademarks and goodwill have indefinite lives. The excess basis of outstanding debt is amortized over the contractual period using the straight-line method. The decrease in excess basis for the year ended December 31, 2024 was primarily due to amortization expense during the period, as well as Liberty Broadband's participation in Charter's share buyback program and other equity activity at Charter. Included in our share of earnings from Charter of $1,323 million, $1,155 million and $1,326 million for the years ended December 31, 2024, 2023 and 2022, respectively, are $303 million, $277 million and $232 million, respectively, of losses, net of related taxes, due to the amortization of the excess basis related to assets with identifiable useful lives and debt.

Summarized financial information for Charter is as follows:

Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	amounts in millions	
Current assets	$ 4,233	4,132
Property and equipment, net	42,913	39,520
Goodwill	29,674	29,668
Intangible assets, net	68,437	69,141
Other assets	4,763	4,732
Total assets	$ 150,020	147,193
Current liabilities	$ 13,486	13,214
Deferred income taxes	18,845	18,954
Long-term debt	92,134	95,777
Other liabilities	5,848	4,530
Equity	19,707	14,718
Total liabilities and shareholders' equity	$ 150,020	147,193

Consolidated Statements of Operations

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Revenue	$ 55,085	54,607	54,022
Cost and expenses:			
Operating costs and expenses (excluding depreciation and amortization)	33,167	33,405	32,876
Depreciation and amortization	8,673	8,696	8,903
Other operating (income) expense, net	127	(53)	281
	41,967	42,048	42,060
Operating income	13,118	12,559	11,962
Interest expense, net	(5,229)	(5,188)	(4,556)
Other income (expense), net	(387)	(517)	56
Income tax (expense) benefit	(1,649)	(1,593)	(1,613)
Net earnings (loss)	5,853	5,261	5,849
Less: Net income attributable to noncontrolling interests	(770)	(704)	(794)
Net Income (loss) attributable to Charter shareholders	$ 5,083	4,557	5,055

(6) Goodwill and Intangible Assets

Goodwill and Indefinite Lived Assets

Changes in the carrying amount of goodwill are as follows:

	GCI Holdings	Total
	amounts in millions	
Balance at December 31, 2022	$ 755	755
Balance at December 31, 2023	755	755
Balance at December 31, 2024	$ 755	755

As presented in the accompanying consolidated balance sheets, cable certificates are the majority of the other significant indefinite lived intangible assets.

Intangible Assets Subject to Amortization, net

	December 31, 2024			December 31, 2023		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
Customer relationships	$ 515	(173)	342	515	(132)	383
Other amortizable intangible assets	165	(96)	69	156	(78)	78
Total	$ 680	(269)	411	671	(210)	461

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

Amortization expense for intangible assets with finite useful lives was $60 million, $64 million and $67 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

2025	$	56
2026	$	53
2027	$	50
2028	$	49
2029	$	42

(7) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2024	Carrying value	
		December 31, 2024	December 31, 2023
		amounts in millions	
Margin Loan Facility.	$ 790	790	1,460
3.125% Exchangeable Senior Debentures due 2053.	965	951	1,255
3.125% Exchangeable Senior Debentures due 2054.	860	946	—
Senior notes	600	619	623
Senior credit facility	447	447	394
Wells Fargo note payable	4	4	5
Deferred financing costs		(1)	(1)
Total debt	$ 3,666	3,756	3,736
Debt classified as current		(3)	(3)
Total long-term debt		$ 3,753	3,733

Margin Loan Facility

On June 26, 2024, a bankruptcy remote wholly owned subsidiary of the Company ("SPV") entered into Amendment No. 8 to Margin Loan Agreement (the "Eighth Amendment"), which amends SPV's margin loan agreement, dated as of August 31, 2017 (as amended by the Eighth Amendment, the "Margin Loan Agreement"), with a group of lenders. The Margin Loan Agreement provides for (x) a term loan credit facility in an aggregate principal amount of $1.15 billion (the "Term Loan Facility" and proceeds of such facility, the "Term Loans"), (y) a revolving credit facility in an aggregate principal amount of $1.15 billion (the "Revolving Loan Facility" and proceeds of such facility, the "Revolving Loans"; the Revolving Loans, collectively with the Term Loans, the "Loans") and (z) an uncommitted incremental term loan facility in an aggregate principal amount of up to $200 million (collectively, the "Margin Loan Facility"). No additional borrowings under the Margin Loan Agreement were made in connection with the Eighth Amendment. SPV's obligations under the Margin Loan Facility are secured by shares of Charter owned by SPV. The Eighth Amendment provided for, among other things, the extension of the scheduled maturity date to June 30, 2027.

Outstanding borrowings under the Margin Loan Agreement were $790 million and $1.5 billion as of December 31, 2024 and 2023, respectively. As of December 31, 2024, SPV was permitted to borrow an additional $1,150 million under the Margin Loan Agreement, subject to certain funding conditions, which may be drawn until five business days prior to the maturity date. The maturity date of the loans under the Margin Loan Agreement is June 30, 2027. The borrowings under the Margin Loan Agreement accrue interest at a rate equal to the three-month Secured Overnight Financing Rate ("SOFR") plus a per annum spread of 1.875% (the "Base Spread") (unless and until the replacement of such rate as provided for under the Margin Loan Agreement). The Margin Loan Agreement also has a commitment fee equal to 0.50% per annum on the daily unused amount of the Revolving Loans.

The Margin Loan Agreement contains various affirmative and negative covenants that restrict the activities of SPV (and, in some cases, the Company and its subsidiaries with respect to shares of Charter owned by the Company and its subsidiaries). The Margin Loan Agreement does not include any financial covenants. The Margin Loan Agreement does contain restrictions related to additional indebtedness and events of default customary for margin loans of this type.

SPV's obligations under the Margin Loan Agreement are secured by first priority liens on a portion of the Company's ownership interest in Charter, sufficient for SPV to meet the loan to value requirements under the Margin Loan Agreement. The Margin Loan Agreement indicates that no lender party shall have any voting rights with respect to the shares pledged as collateral, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreement. As of December 31, 2024, 19.1 million shares of Charter common stock with a value of $6.5 billion were held in collateral accounts related to the Margin Loan Agreement.

Exchangeable Senior Debentures

On August 27, 2020, the Company closed a private offering of $575 million aggregate original principal amount of its 2.75% Exchangeable Senior Debentures due 2050 (the "2.75% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. During the first quarter of 2023, the Company repurchased all of the outstanding 2.75% Debentures using proceeds from the issuance of the 3.125% Debentures due 2053, as defined and further described below.

On November 23, 2020, the Company closed a private offering of $825 million aggregate original principal amount of its 1.25% Exchangeable Senior Debentures due 2050 (the "1.25% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. During the first quarter of 2023, the Company repurchased a significant portion of the 1.25% Debentures using proceeds from the issuance of the 3.125% Debentures due 2053, as defined and further described below. On October 5, 2023, the remaining 1.25% Debentures were redeemed.

In connection with the closing of the Liberty Broadband combination with GCI Liberty on December 18, 2020, the Company assumed all of GCI Liberty's outstanding 1.75% exchangeable senior debentures due 2046 (the "1.75% Debentures") with an original outstanding principal amount of $15 million at fair value. The total fair value of the acquired 1.75% Debentures was approximately $26 million. The 1.75% Debentures were initially issued on June 18, 2018 by GCI Liberty. During the first quarter of 2023, the Company repurchased all of the outstanding 1.75% Debentures using proceeds from the issuance of the 3.125% Debentures due 2053, as defined and further described below.

On February 28, 2023, the Company closed a private offering of $1,265 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2053 (the "3.125% Debentures due 2053"), including debentures with an aggregate original principal amount of $165 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of the 3.125% Debentures due 2053, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 1.8901 shares of Charter Class A common stock were attributable to each $1,000 original principal amount of 3.125% Debentures due 2053, representing an initial exchange price of approximately $529.07 for each share of Charter Class A common stock. A total of approximately 2.4 million shares of Charter Class A common stock were initially attributable to the 3.125% Debentures due 2053. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2023. The 3.125% Debentures due 2053 may be redeemed by the Company, in whole or in part, on or after April 6, 2026. Holders of the 3.125% Debentures due 2053 also have the right to require the Company to purchase their 3.125% Debentures due 2053 on April 6, 2026. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 3.125% Debentures due 2053 plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2024, a holder of the 3.125% Debentures due 2053 does not have the ability to exchange their debentures and, accordingly, the 3.125% Debentures due 2053 have been classified as long-term debt within the consolidated balance sheet as of December 31, 2024.

As mentioned above, the Company used the net proceeds of the offering of the 3.125% Debentures due 2053, together with existing cash on hand, to repurchase all of the outstanding 1.75% Debentures, all of the outstanding 2.75% Debentures and a significant portion of the outstanding 1.25% Debentures. On October 5, 2023, the remaining portion of the 1.25% Debentures were retired at the adjusted principal amount plus accrued interest and, pursuant to a supplemental indenture entered into in February 2023, the Company delivered solely cash to satisfy its obligations.

On July 2, 2024, the Company closed a private offering of $860 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2054 (the "3.125% Debentures due 2054"), including debentures with an aggregate original principal amount of $60 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of the 3.125% Debentures due 2054, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 2.5442 shares of Charter Class A common stock are attributable to each $1,000 original principal amount of 3.125% Debentures due 2054, representing an initial exchange price of approximately $393.05 for each share of Charter Class A common stock. A total of approximately 2.2 million shares of Charter Class A common stock were initially attributable to the 3.125% Debentures due 2054. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2024. The 3.125% Debentures due 2054 may be redeemed by the Company, in whole or in part, on or after December 15, 2028. Holders of the 3.125% Debentures due 2054 also have the right to require the Company to purchase their 3.125% Debentures due 2054 on December 15, 2028. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 3.125% Debentures due 2054 plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2024, a holder of the 3.125% Debentures due 2054 does not have the ability to exchange their debentures and, accordingly, the 3.125% Debentures due 2054 have been classified as long-term debt within the consolidated balance sheet as of December 31, 2024.

In connection with the closing of the private offering of the 3.125% Debentures due 2054, the Company repaid $540 million of borrowings under the Margin Loan Agreement and repurchased a total of $300 million in aggregate principal amount of the 3.125% Debentures due 2053 pursuant to individually privately negotiated transactions. After the repurchase, approximately 1.8 million shares of Charter Class A common stock are attributable to the 3.125% Debentures due 2053.

The Company has elected to account for all of its exchangeable senior debentures at fair value in its consolidated financial statements. Accordingly, changes in the fair value of these instruments are recognized in Realized and unrealized gains (losses) on financial instruments, net in the accompanying consolidated statements of operations. See note 4 for information related to unrealized gains (losses) on debt measured at fair value. The Company reviews the terms of all the debentures on a quarterly basis to determine whether an event has occurred to require current classification on the consolidated balance sheets.

Following the satisfaction of certain conditions set forth in the Merger Agreement, Liberty Broadband must call for redemption its 3.125% Debentures due 2053 and/or its 3.125% Debentures due 2054 for cash within 10 business days of a request by Charter, subject to Liberty Broadband having sufficient liquidity to satisfy the applicable redemption and/or exchange obligation and certain other terms and conditions set forth in the Merger Agreement.

Senior Notes

GCI, LLC is the issuer of $600 million aggregate principal amount of 4.75% senior notes due 2028 (the "Senior Notes"). The Senior Notes were issued by GCI, LLC on October 7, 2020 and are unsecured. Interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company's option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $19 million at December 31, 2024. Such premium is being amortized to interest expense in the accompanying consolidated statements of operations.

Senior Credit Facility

On October 15, 2021, GCI, LLC entered into an Eighth Amended and Restated Credit Agreement, which includes a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit, that matures on October 15, 2026 and a $250 million Term Loan A (the "Term Loan A") that matures on October 15, 2027. On June 12, 2023, GCI, LLC entered into Amendment No. 1 to the Eighth Amended and Restated Credit Agreement (as amended, the "Senior Credit Facility") which modified the interest rates to reference SOFR instead of the London Interbank Offered Rate ("LIBOR").

Following the amendment in June 2023, the revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The Senior Credit Facility has several leverage ratios defined in the Senior Credit Facility that are referenced throughout. The revolving credit facility borrowings under the Senior Credit Facility that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a Credit Spread Adjustment (as defined in the Senior Credit Facility) plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 2.25% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 2.00% and 3.25% depending on GCI, LLC's total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC's secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. Prior to the amendment in June 2023, all rates indexed to SOFR were previously indexed to LIBOR. The Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.375% and 0.500% on the daily unused amount of the revolving credit facility depending on GCI, LLC's total leverage ratio.

GCI, LLC's first lien leverage ratio may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings.

As of December 31, 2024, there was $242 million outstanding under the Term Loan A, $205 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $342 million available for borrowing.

Wells Fargo Note Payable

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the "Wells Fargo Note Payable"). Outstanding borrowings on the Wells Fargo Note Payable were $4 million and $5 million as of December 31, 2024 and 2023, respectively. On May 1, 2023, the Wells Fargo Note Payable was amended to update the interest rate to reference SOFR instead of LIBOR. After this amendment, the interest rate is variable at SOFR plus 1.75%. Prior to the amendment, the interest rate was variable at one month LIBOR plus 2.25%.

The Wells Fargo Note Payable is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the Wells Fargo Note Payable are secured by a security interest and lien on the building purchased with the note.

Debt Covenants

GCI, LLC is subject to covenants and restrictions under its Senior Notes and Senior Credit Facility. The Company and GCI, LLC are in compliance with all debt maintenance covenants as of December 31, 2024.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2025	$	3
2026	$	998
2027	$	238
2028	$	601
2029	$	2

Fair Value of Debt

The fair value of the Senior Notes was $560 million at December 31, 2024 (Level 2).

Due to the variable rate nature of the Margin Loan, Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amount approximates fair value at December 31, 2024.

(8) Leases

In 2016 and 2017, GCI Holdings sold certain tower sites and entered into a master lease agreement in which it leased back space on those tower sites. GCI Holdings determined that it is precluded from applying sales-leaseback accounting.

GCI Holdings has entered into finance lease agreements with satellite providers for transponder capacity to transmit voice and data traffic in rural Alaska. GCI Holdings is also party to finance lease agreements for an office building and certain retail store locations. GCI Holdings also leases office space, land for towers and communication facilities, satellite transponders, fiber capacity, and equipment. These leases are classified as operating leases. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. If lease terms are modified, the ROU assets and operating lease liabilities are adjusted to reflect the updated future lease payments and changes in the incremental borrowing rate.

The Company has leases with remaining lease terms that range from less than one year up to 26 years. Certain of the Company's leases may include an option to extend the term of the lease with such options to extend ranging from one year up to 34 years. The Company also has the option to terminate certain of its leases early with such options to terminate ranging from as early as 30 days up to 13 years from December 31, 2024.

The components of lease cost during the years ended December 31, 2024, 2023 and 2022 were as follows:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Operating lease cost (1).	$ 61	62	59
Finance lease cost			
Depreciation of leased assets	$ 1	1	1
Total finance lease cost	$ 1	1	1

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the consolidated financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

	December 31,		
	2024	**2023**	**2022**
Weighted-average remaining lease term (years):			
Finance leases	1.6	2.5	3.5
Operating leases	3.7	4.1	3.9
Weighted-average discount rate:			
Finance leases	4.3 %	4.3 %	4.3 %
Operating leases	7.4 %	7.7 %	6.0 %

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2024	**2023**
	amounts in millions	
Operating leases:		
Operating lease ROU assets, net (1)	$ 109	105
Current operating lease liabilities (2)	$ 48	45
Operating lease liabilities (3)	60	56
Total operating lease liabilities	$ 108	101
Finance Leases:		
Property and equipment, at cost	$ 8	8
Accumulated depreciation	(3)	(2)
Property and equipment, net	$ 5	6
Current obligations under finance leases (4)	$ 1	1
Obligations under finance leases	—	1
Total finance lease liabilities	$ 1	2

(1) Operating lease ROU assets, net are included within the Other assets, net line item in the accompanying consolidated balance sheets.
(2) Current operating lease liabilities are included within the Other current liabilities line item in the accompanying consolidated balance sheets.
(3) Operating lease liabilities are included within the Other liabilities line item in the accompanying consolidated balance sheets.
(4) Current obligations under finance leases are included within the Other current liabilities line item in the accompanying consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 56	59	57
Financing cash outflows from finance leases	$ 1	1	1
ROU assets obtained in exchange for lease obligations			
Operating leases	$ 61	41	11

Future lease payments under finance leases, operating leases and tower obligations with initial terms of one year or more at December 31, 2024 consisted of the following:

	Finance Leases	Operating Leases	Tower Obligations
		amounts in millions	
2025	$ 1	50	7
2026	—	36	7
2027	—	11	8
2028	—	8	8
2029	—	4	8
Thereafter	—	13	76
Total payments	1	122	114
Less: imputed interest	—	14	39
Total liabilities	$ 1	108	75

(9) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Current:			
Federal	$ (38)	(30)	(222)
State and local	(5)	(2)	(1)
	(43)	(32)	(223)
Deferred:			
Federal	(163)	(160)	(51)
State and local	(7)	(8)	(3)
	(170)	(168)	(54)
Income tax benefit (expense)	$ (213)	(200)	(277)

Income tax benefit (expense) differs from the amounts computed by applying the applicable U.S. federal income tax rate of 21% as a result of the following:

		Years ended December 31,		
		2024	2023	2022
		amounts in millions		
Computed expected tax benefit (expense)...............	$	(227)	(186)	(322)
State and local taxes, net of federal income taxes.........		(10)	(8)	(4)
Nontaxable equity contribution		1	4	41
Change in valuation allowance.......................		—	—	1
Sale of consolidated subsidiary		—	2	15
Executive compensation		(3)	(5)	(7)
Nontaxable merger proceeds.........................		21	—	—
Federal tax credits		6	1	1
Other...		(1)	(8)	(2)
Income tax (expense) benefit......................	$	(213)	(200)	(277)

For the year ended December 31, 2024, the significant reconciling items, as noted in the table above, are primarily due to state income taxes and certain non-taxable proceeds received in connection with the Merger Agreement.

For the year ended December 31, 2023, the significant reconciling items, as noted in the table above, are primarily due to state income taxes and certain non-deductible expenses.

For the year ended December 31, 2022, the significant reconciling items, as noted in the table above, are primarily due to the nontaxable decrease in the fair value of the indemnification obligation owed to QVC Group and tax benefits from the sale of stock of a subsidiary.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

		December 31,	
		2024	2023
		amounts in millions	
Deferred tax assets:			
Tax loss and tax credit carryforwards	$	61	36
Accrued stock-based compensation		9	15
Deferred revenue		18	27
Operating lease liabilities..................................		30	28
Other accrued liabilities...................................		8	7
Other future deductible amounts............................		35	35
Total deferred tax assets...............................		161	148
Less: valuation allowance		(1)	(1)
Net deferred tax assets................................		160	147
Deferred tax liabilities:			
Investments...		(2,089)	(1,871)
Fixed assets...		(182)	(196)
Intangible assets		(246)	(262)
Debt..		(1)	(5)
Operating lease ROU assets................................		(30)	(29)
Total deferred tax liabilities.............................		(2,548)	(2,363)
Net deferred tax asset (liability)	$	(2,388)	(2,216)

The Company's valuation allowance was unchanged in 2024.

At December 31, 2024, Liberty Broadband had deferred tax assets of $61 million for federal and state net operating losses, interest expense carryforwards and tax credit carryforwards. Of the $61 million, $57 million are carryforwards with no expiration. The remaining carryforwards expire at certain future dates. These carryforwards are expected to be utilized prior to expiration, except for $1 million which based on current projections, may expire unused and accordingly are subject to a valuation allowance. The carryforwards that are expected to be utilized begin to expire in 2028.

As of December 31, 2024, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2024, Liberty Broadband's federal tax years prior to 2021 are closed. However, because Liberty Broadband generated a net operating loss ("NOL") in 2014, 2016, 2017, 2018, 2019 and 2020, utilization of the NOLs in future years is still subject to adjustment. Liberty Broadband's 2021 tax year is not under IRS examination. The IRS has completed its examination of Liberty Broadband's 2022 tax year, but the 2022 tax year remains open until the statute of limitations expires on October 15, 2026. Liberty Broadband's 2023 and 2024 tax years are being examined currently as part of the IRS's compliance assurance process. Because Liberty Broadband's ownership of Charter is less than the required 80%, Charter is not consolidated with Liberty Broadband for federal income tax purposes. As of December 31, 2024, all GCI and GCI Liberty tax years prior to 2021 are closed. However, because GCI generated NOLs in tax years prior to 2020, utilization of the NOLs in future years are subject to adjustment. Prior to the March 9, 2018 GCI Liberty split-off from QVC Group, certain GCI Liberty businesses were part of the QVC Group. consolidated federal tax group. QVC Group's tax years prior to 2021 are closed for federal income tax purposes. Various states are currently examining QVC Group's prior years' state income tax returns.

(10) Stockholders' Equity

Preferred Stock

Liberty Broadband's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty Broadband's board of directors.

Liberty Broadband preferred stock was issued as a result of the closing of the Liberty Broadband combination with GCI Liberty on December 18, 2020. Each share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty outstanding immediately prior to the closing was converted into one share of newly issued Liberty Broadband Preferred Stock. The Company is required to redeem all outstanding shares of Liberty Broadband Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date through the redemption date, on the first business day following March 8, 2039. There were 7,300,000 shares of Liberty Broadband Preferred Stock authorized and 7,183,812 shares issued and outstanding at December 31, 2024. An additional 42,700,000 shares of preferred stock of the Company are authorized and are undesignated as to series. The Liberty Broadband Preferred Stock is accounted for as a liability on the Company's consolidated balance sheets because it is mandatorily redeemable. As a result, all dividends paid on the Liberty Broadband Preferred Stock are recorded as interest expense in the Company's consolidated statements of operations. Liberty Broadband Preferred Stock has one-third of a vote per share.

The liquidation price is measured per share and shall mean the sum of (i) $25, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share have been added to and then remain part of the liquidation price as of such date. The fair value of Liberty Broadband Preferred Stock of $203 million was recorded at the time of the closing of the Liberty Broadband combination with GCI Liberty. The fair value of Liberty Broadband Preferred Stock as of December 31, 2024 was $174 million (Level 1).

The holders of shares of Liberty Broadband Preferred Stock are entitled to receive, when and as declared by the Liberty Broadband board of directors, out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations for the Liberty Broadband Preferred Stock.

Dividends on each share of Liberty Broadband Preferred Stock accrue on a daily basis at a rate of 7.00% per annum of the liquidation price.

Accrued dividends are payable quarterly on each dividend payment date, which is January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2021. If Liberty Broadband fails to pay cash dividends on the Liberty Broadband Preferred Stock in full for any four consecutive or non-consecutive dividend periods then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured. On December 9, 2024, the Company announced that its board of directors had declared a quarterly cash dividend of approximately $0.44 per share of Liberty Broadband Preferred Stock which was paid on January 15, 2025 to shareholders of record of the Liberty Broadband Preferred Stock at the close of business on December 31, 2024.

Common Stock

Liberty Broadband Series A common stock ("LBRDA") has one vote per share, Liberty Broadband Series B common stock ("LBRDB") has ten votes per share and Liberty Broadband's Series C common stock ("LBRDK") has no votes per share (except as otherwise required by applicable law). Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2024, Liberty Broadband reserved 3 million shares of LBRDB and LBRDK common stock for issuance under exercise privileges of outstanding stock Awards.

Purchases of Common Stock

During the year ended December 31, 2024, the Company repurchased 1 million shares of LBRDK for aggregate cash consideration of $89 million. There were no repurchases of LBRDA or LBRDB during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company repurchased 3 million shares of LBRDA and LBRDK for aggregate cash consideration of $227 million. There were no repurchases of LBRDB during the year ended December 31, 2023.

During the year ended December 31, 2022, the Company repurchased 24 million shares of LBRDA and LBRDK for aggregate cash consideration of $2.9 billion. There were no repurchases of LBRDB during the year ended December 31, 2022.

 All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. As of December 31, 2024, the Company had approximately $1.7 billion available to be used for share repurchases under the Company's share repurchase program, which is currently restricted by the Merger Agreement.

Exchange Agreement with Chairman

On June 13, 2022, Liberty Broadband entered into an Exchange Agreement with its Chairman of the board of directors, John C. Malone, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of LBRDB for shares of LBRDK in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes that may be cast by holders of the Company's voting securities or an increase of Mr. Malone's beneficially-owned voting power in the Company (an "Accretive Event"), in each case, such that Mr. Malone's voting power in the Company would exceed the Target Voting Power plus 0.5%; or (ii) from and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes that may be cast by holders of the Company's voting securities or a decrease of Mr. Malone's beneficially-owned voting power in the Company (a "Dilutive Event"), in each case, such that

Mr. Malone's voting power in the Company falls below the Target Voting Power less 0.5%. Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of LBRDB are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event, Mr. Malone or the JM Trust will be required to exchange with the Company shares of LBRDB (as exchanged, the "Exchanged Series B Shares") for an equal number of shares of LBRDK (as exchanged, the "Exchanged Series C Shares") so as to maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

In connection with a Dilutive Event, Mr. Malone and the JM Trust may exchange the Exchanged Series C Shares with the Company for an equal number of shares of LBRDB equal to the lesser of (i) the number of shares of LBRDB which would maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement.

Under the Exchange Agreement, the JM Trust has exchanged 481,149 total shares of LBRDB for the same number of shares of LBRDK as of December 31, 2024.

On November 12, 2024, in connection with the entry into the Merger Agreement, Liberty Broadband entered into the Malone exchange side letter with the Malone exchange holders, whereby, among other things, the Malone exchange holders agreed to an arrangement under which Liberty Broadband will have the right, in connection with the GCI Divestiture, to exchange certain shares of LBRDB held by such Malone exchange holders for shares of LBRDK on a one-for-one basis (the "Malone exchange") to avoid the application of certain related party rules that otherwise could limit the availability of certain tax benefits to the divested GCI entity following the GCI Divestiture. If the Merger Agreement is terminated without the completion of the Combination having occurred but following the consummation of the Malone exchange (the "Malone exchange closing"), and unless otherwise agreed to in writing by the Malone exchange holders and Liberty Broadband, the Malone exchange will be automatically rescinded and treated as if neither the Malone exchange nor the Malone exchange closing had ever occurred.

Further, pursuant to the terms of the Malone exchange side letter, the parties thereto agreed to amend certain provisions of the Exchange Agreement to provide that (i) solely in connection with the GCI Divestiture, Malone Series C Exchangeable Shares (as defined in the Exchange Agreement) will not be exchanged for shares of LBRDB and the holders of such Malone Series C Exchangeable Shares will receive the same per share consideration received by holders of shares of LBRDK, (ii) Liberty Broadband waives its right to obligate the Malone exchange holders to enter into an exchange agreement with the divested GCI entity in connection with the GCI Divestiture, (iii) the Exchange Agreement would not be terminated as a result of the Malone exchange holders falling below 20% voting power in connection with the GCI Divestiture, and (iv) following the Malone exchange and prior to any termination of the Merger Agreement, none of the Malone Series C Exchangeable Shares will be exchanged for shares of LBRDB.

(11) Stock-Based Compensation

Included in selling, general and administrative expenses in the accompanying consolidated statements of operations are $28 million, $34 million and $37 million of stock-based compensation during the years ended December 31, 2024, 2023 and 2022, respectively.

Incentive Plans

Liberty Broadband grants, to certain of its directors, employees and employees of its subsidiaries, RSUs and stock options to purchase shares of its common stock. The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and re-measures the fair value of the Award at each reporting date.

Pursuant to the Liberty Broadband 2024 Omnibus Incentive Plan (the "2024 Plan"), the Company may grant Awards to be made in respect of a maximum of 5.0 million shares of Liberty Broadband common stock plus the shares remaining available for Awards under the prior Liberty Broadband 2019 Omnibus Incentive Plan (the "2019 Plan"), as of close of business on May 23, 2024, the effective date of the 2024 Plan. Any forfeited shares from the 2019 Plan shall also be available again under the 2024 Plan.

Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty Broadband issues new shares upon exercise of equity awards.

Grants

During the years ended December 31, 2024, 2023 and 2022, Liberty Broadband granted 183 thousand, 129 thousand and 136 thousand options, respectively, to purchase shares of LBRDK to our former Chief Executive Officer in connection with his employment agreement. Such options had a GDFV of $20.18, $27.83 and $39.10 per share, respectively, at the time they were granted and vested on December 31, 2024, December 29, 2023 and December 30, 2022, respectively.

During the year ended December 31, 2024, Liberty Broadband granted cash awards equal to $12.9 million to its employees and non-employee directors. These cash awards vested 50% on December 11, 2024 and the remaining 50% will vest on December 11, 2025.

During the years ended December 31, 2023 and 2022, Liberty Broadband granted to its employees 407 thousand and 11 thousand options, respectively, to purchase shares of LBRDK. Such options had a weighted average GDFV of $27.68 per share and $30.43 per share, respectively, and vest between one and three years.

During the years ended December 31, 2023 and 2022, Liberty Broadband granted 21 thousand and 24 thousand options, respectively, to purchase shares of LBRDK to its non-employee directors with a weighted average GDFV of $27.73 per share and $30.43 per share, respectively, which cliff vest over a one year vesting period.

During the years ended December 31, 2024, 2023 and 2022, Liberty Broadband granted 132 thousand, 227 thousand and 227 thousand time-based and performance-based RSUs, respectively, of LBRDK to its employees, employees of subsidiaries and non-employee directors. The RSUs had a weighted average GDFV of $56.93, $84.02 and $120.70 per share, respectively. The time-based RSUs generally vest between one and five years for employees and employees of subsidiaries and in one year for non-employee directors. The performance-based RSUs mainly cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

There were no options to purchase shares of LBRDA or LBRDB granted during 2024, 2023 and 2022.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2024, 2023 and 2022, the range of expected terms was 5.1 to 5.2 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Broadband common stock. For grants made in 2024, 2023 and 2022, the range of volatilities was 27.4% to 31.3%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject option.

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Broadband common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	LBRDK (in thousands)		WAEP	Weighted average remaining contractual life (in years)		Aggregate intrinsic value (in millions)
Outstanding at January 1, 2024	4,063	$	96.23			
Granted	183	$	56.20			
Exercised	(1,510)	$	48.35			
Forfeited/Cancelled	(87)	$	95.17			
Outstanding at December 31, 2024	2,649	$	120.80	3.6	$	3
Exercisable at December 31, 2024	2,422	$	124.86	3.4	$	3

As of December 31, 2024, there were no outstanding options to purchase shares of LBRDA common stock.

During the years ended December 31, 2024 and 2023, Liberty Broadband had 150 thousand and 69 thousand LBRDB options, respectively, each with a WAEP of $97.21, that were forfeited. During the year ended December 31, 2022, the Company's former Chief Executive Officer exercised 37 thousand LBRDB options at an exercise price of $97.21 per share. Immediately following this exercise, the resulting LBRDB shares were exchanged for the same number of LBRDK shares pursuant to the terms of a stipulation and order where Mr. Maffei agreed to exchange LBRDB shares for LBRDK shares following the exercise of certain stock options. As of December 31, 2024, Liberty Broadband had 96 thousand LBRDB options outstanding and exercisable at a WAEP of $94.05, a weighted average remaining contractual life of 0.3 years and aggregate intrinsic value of zero.

As of December 31, 2024, the total unrecognized compensation cost related to unvested Awards was approximately $18 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.2 years.

As of December 31, 2024, Liberty Broadband reserved approximately 3 million shares of LBRDB and LBRDK for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2024, 2023 and 2022 was $52 million, $1 million and $3 million, respectively.

Restricted Stock Awards and RSUs

The aggregate fair value of all LBRDA and LBRDK restricted stock awards and RSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $12 million, $12 million and $18 million, respectively.

As of December 31, 2024, the Company had approximately 317 thousand unvested restricted stock awards and RSUs of LBRDK held by certain officers and employees of the Company with a weighted average GDFV of $88.51 per share.

(12) Employee Benefit Plans

Subsidiaries of the Company sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $14 million, $11 million and $12 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(13) Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

Charter and Liberty Broadband - Delaware Litigation

In August 2015, a purported stockholder of Charter, Matthew Sciabacucchi, filed a lawsuit in the Delaware Court of Chancery, on behalf of a putative class of Charter stockholders, challenging the transactions involving Charter, Time Warner Cable Inc., A/N, and Liberty Broadband announced by Charter on May 26, 2015. The lawsuit, which named as defendants Liberty Broadband, Charter and the board of directors of Charter, alleged that the transactions resulted from breaches of fiduciary duty by Charter's directors and that Liberty Broadband improperly benefited from the challenged transactions at the expense of other Charter stockholders. On January 12, 2023, the parties reached a tentative agreement to settle the lawsuit. The court approved the settlement at a fairness hearing on June 22, 2023 and Liberty Broadband paid approximately $38 million to Charter as a result of the settlement, which had been accrued as a current liability in the consolidated balance sheet and recorded as a litigation settlement expense within operating income in the fourth quarter of 2022.

General Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

RHC Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt or eliminate the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2024, the Company had net accounts receivable from the RHC Program in the amount of approximately $69 million, which is included within Trade and other receivables in the consolidated balance sheets.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2025, which ends in June 2026, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

RHC Program Funding Cap. The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities.

Off-Balance Sheet Arrangements

Liberty Broadband did not have any off-balance sheet arrangements, except for those matters discussed above, that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

(14) Segment Information

Liberty Broadband identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband's annual pre-tax earnings (losses).

Liberty Broadband's chief operating decision maker, the Chief Executive Officer, evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, operating expenses, selling, general and administrative expenses, and Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth.

For segment reporting purposes, Liberty Broadband defines Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock-based compensation). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2024, Liberty Broadband has identified the following consolidated company and equity method investment as its reportable segments:

- GCI Holdings – a wholly owned subsidiary of the Company that provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska.

LIBERTY BROADBAND CORPORATION

Notes to Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

- Charter – an equity method investment that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers.

Liberty Broadband's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company's summary of significant accounting policies in the Company's annual financial statements. See note 5 for segment disclosure information related to Charter.

Performance Measures

	Year ended December 31, 2024		
	GCI Holdings	Corporate and Other	Total
	amounts in millions		
Revenue.	$ 1,016	—	1,016
Operating expense (excluding stock-based compensation)	(257)	—	(257)
Selling, general and administrative expense (excluding stock-based compensation)	(397)	(35)	(432)
Adjusted OIBDA	$ 362	(35)	327

	Year ended December 31, 2023		
	GCI Holdings	Corporate and Other	Total
	amounts in millions		
Revenue.	$ 981	—	981
Operating expense (excluding stock-based compensation)	(245)	—	(245)
Selling, general and administrative expense (excluding stock-based compensation)	(375)	(24)	(399)
Adjusted OIBDA	$ 361	(24)	337

	Year ended December 31, 2022		
	GCI Holdings	Corporate and Other	Total
	amounts in millions		
Revenue.	$ 969	6	975
Operating expense (excluding stock-based compensation)	(250)	(3)	(253)
Selling, general and administrative expense (excluding stock-based compensation)	(361)	(34)	(395)
Adjusted OIBDA	$ 358	(31)	327

Other Information

	December 31, 2024			December 31, 2023		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions					
GCI Holdings	$ 3,390	—	247	3,340	—	222
Corporate and other	13,297	13,057	—	12,301	12,116	—
Consolidated Liberty Broadband.	$ 16,687	13,057	247	15,641	12,116	222

Revenue by Geographic Area

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
United States	$ 1,016	981	975
Other countries.	—	—	—
	$ 1,016	981	975

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and earnings (loss) before income taxes:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Consolidated segment Adjusted OIBDA.	$ 327	337	327
Stock-based compensation	(28)	(34)	(37)
Depreciation and amortization	(207)	(230)	(262)
Litigation settlement, net of recoveries	—	—	(67)
Operating income (loss)	92	73	(39)
Interest expense	(194)	(206)	(133)
Share of earnings (loss) of affiliates, net	1,323	1,155	1,326
Gain (loss) on dilution of investment in affiliate	(32)	(60)	(63)
Realized and unrealized gains (losses) on financial instruments, net.	(125)	(101)	334
Gain (loss) on dispositions, net.	—	—	179
Other, net	18	27	(70)
Earnings (loss) before income taxes.	$ 1,082	888	1,534

LIBERTY BROADBAND CORPORATION CORPORATE DATA

Board of Directors

John C. Malone
Chairman of the Board, President and
Chief Executive Officer
Liberty Broadband Corporation

Gregg L. Engles
Founder and Executive Managing Partner
Capitol Peak Partners

Julie D. Frist
Former Vice-Chair
CapStar Financial Holdings, Inc.

Richard R. Green
Retired President and Chief Executive
Officer
CableLabs

Sue Ann Hamilton
Principal
Hamilton Media LLC

J. David Wargo
Founder and President
Wargo & Company, Inc.

John E. Welsh III
President
Avalon Capital Partners LLC

Executive Committee
John C. Malone

Compensation Committee
Julie D. Frist (Co-Chair)
J. David Wargo (Co-Chair)
Richard R. Green
Sue Ann R. Hamilton

Audit Committee
John E. Welsh III (Chair)
Gregg L. Engles
J. David Wargo

**Nominating & Corporate
Governance Committee**
Richard R. Green (Co-Chair)
Sue Ann R. Hamilton (Co-Chair)
Gregg L. Engles
Julie D. Frist
John E. Welsh III

Senior Officers

John C. Malone
Chairman of the Board, President and
Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and Principal
Financial Officer

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Katherine C. Jewell

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

Stock Information
Series A Common Stock (LBRDA),
Series C Common Stock (LBRDK) and Series A
Cumulative Redeemable Preferred Stock
(LBRDP) trade on the NASDAQ Global Select
Market.

Series B Common Stock (LBRDB) is quoted on
the OTC Markets.

CUSIP Numbers
LBRDA – 530307 107
LBRDB – 530307 206
LBRDK – 530307 305
LBRDP – 530307 503

Transfer Agent
Liberty Broadband Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8745
Toll Free: (303) 562-9277
https://shareholder.broadridge.com/lbc

Investor Relations
Shane Kleinstein
investor@libertybroadband.com
(844) 826-8735

On the Internet
Visit the Liberty Broadband Corporation
website at *www.libertybroadband.com*

Financial Statements
Liberty Broadband Corporation financial
statements are filed with the Securities and
Exchange Commission. Copies of these
financial statements can be obtained from
the Transfer Agent or through the Liberty
Broadband Corporation website.



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